[redacted]

08001592

DAVIS LLP | LEGAL ADVISORS SINCE 1892

FROM THE OFFICE OF Donna Ornstein
DIRECT LINE 604.643-6478
DIRECT FAX 604.605.3768
E-MAIL dornstein@davis.ca

FILE NUMBER 67952-00001

March 19, 2008

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

SUPPL

RECEIVED
2008 APR -1 A 9:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs:

Re: Paragon Minerals Corporation - Exemption No. 82-35102

We are solicitors for Paragon Minerals Corporation which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

PROCESSED
APR 03 2008
THOMSON FINANCIAL

Yours truly,
DAVIS LLP
Per:

Donna L. Ornstein
Paralegal

Encs.

Date: March 19, 2008

Exemption No: 82-35102

PARAGON MINERALS CORPORATION
(the "Company")

LIST OF DOCUMENTS BEING SUBMITTED

1. **Material filed with the Director of Corporations as required under the Business Corporations Act (Canada) and regulations thereunder ("Canada"), with the Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC"), with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in Newfoundland and Labrador under the Business Corporations Act (Newfoundland and Labrador) and regulations thereunder ("Newfoundland") and with the Registrar of Corporations as required to maintain the Company's extra-territorial registration in the Nunavut Territory under the Business Corporations Act (Nunavut) and the regulations thereunder ("Nunavut")**

	Document Name or Information		Date Filed
(a)	Incorporation Documents		
	(i)	Canada	N/A
(b)	Extra-provincial Registration		
	(i)	BC	N/A
	(ii)	Newfoundland	N/A
	(iii)	Nunavut	N/A
(c)	Annual Reports		
	(i)	Canada	N/A
	(ii)	BC	N/A
	(iii)	Newfoundland	N/A
	(iv)	Nunavut	N/A
(d)	Notices Filed with Registrar of Companies		
	(i)	Canada	N/A

(ii)	BC	N/A
(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

(e) Special Resolution

(i)	Canada	N/A
(ii)	BC	N/A
(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

2. **Materials filed with the Securities Commissions of British Columbia, Alberta, Quebec and Ontario (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Quebec), and the Securities Act (Ontario), the regulations under such acts as well as under Canadian Securities Administrators National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101"), National Instrument 45-106, Prospectus and Registration Exemptions ("NI 45-106"), Multilateral Instrument 52-109, Certification of Disclosure in Companies' Annual and Interim Financial Statements and National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101"):**

	Document Name or Information	Date Filed
(a)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	N/A
(b)	Annual Information Form (not mandatory and not filed)	N/A
(c)	Annual CEO and CFO Officer Certifications under MI 52-109	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	February 29, 2008
(e)	Interim CEO and CFO Officer Certifications under MI 52-109	February 29, 2008
(f)	News Releases	February 21, 2008
(g)	Form 51-102F3, Material Change Report	N/A
(h)	Notice of Meeting and Record Dates of shareholders' meeting	N/A
(i)	Notice of shareholders' meeting, Form of Proxy and Management's Information Circular	March 6, 2008
(j)	Form 45-106F1, Report of Exempt Distribution	N/A

(k)	Notice of Change in Year End by more than 14 Days	N/A
(l)	Notice of Change in Corporate Structure	N/A
(m)	Notice of Change of Auditors	N/A
(n)	Business Acquisition Report under NI 51-102	N/A
(o)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	N/A
(p)	Notice of Change of Status Report	N/A
(q)	Filing of documents Affecting the Rights of Securityholders including:	
	(i) material changes to charter documents	N/A
	(ii) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	N/A
	(iii) any securityholder rights plans or similar plans	N/A
	(iv) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	N/A
	(v) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	N/A
(r)	Prospectus	N/A
(s)	Amendment to Prospectus	N/A

(t)	Takeover Bid Circular	N/A
(u)	Notice of Change or Variation to Takeover Bid Circular	N/A
(v)	Issuer Bid Circular	N/A
(w)	Notice of Change or Variation to Issuer Bid Circular	N/A
(x)	Initial Acquisition Report	N/A
(y)	Subsequent Acquisition Reports	N/A
(z)	Technical Reports	N/A

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies) :**

	Document Name or Information	Date Filed
(a)	Exchange Filing Statement	N/A
(b)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	N/A
(c)	Annual Information Form (not mandatory and not filed)	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	February 29, 2008
(e)	News Releases	February 21, 2008
(f)	Form 51-102F3, Material Change Report	N/A
(g)	Notice of Meeting and Record Dates of shareholders' meeting	N/A
(h)	Notice of shareholders' meeting, Proxy and Information Circular	March 6, 2008
(i)	Prospectus	N/A
(j)	Amendment to Prospectus	N/A
(k)	Takeover Bid Circular	N/A
(l)	Notice of Change or Variation to Takeover Bid Circular	N/A
(m)	Issuer Bid Circular	N/A
(n)	Notice of Change or Variation to Issuer Bid Circular	

(o)	Initial Acquisition Report	N/A
(p)	Subsequent Acquisition Reports	N/A
(q)	Notice of Intention to Sell by a Control Person	N/A
(r)	Notice of Dividends	N/A
(s)	Exchange Bulletins announcing certain transactions:	
	(i) Promotional Investor Relations and Market-Making Activities	N/A
	(ii) Dividend/Distribution Declaration	N/A
	(iii) Private Placement	N/A
	(iv) Warrant Amendments	N/A
	(v) Shares for Debt	N/A
	(vi) Short Form Offering	N/A
	(vii) Acquisitions/Dispositions	N/A
	(viii) Notice of Intention to Make a Normal Course Issuer Bid	N/A
	(ix) Name Change without Consolidation or Split	N/A
	(x) Name Change and Consolidation/Split	N/A
(t)	Listing Application	N/A

4. Materials distributed to security holders as required by the Business Corporations Act (Canada) and regulations thereunder and the Securities Acts of British Columbia, Alberta, Quebec and Ontario and regulations thereunder, NI 54-101 and the rules and policies of the TSX Venture Exchange:

	Document Name or Information	Date Filed
(a)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	N/A
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(c)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(d)	Prospectus	N/A
(e)	Amendment to Prospectus	N/A
(f)	Issuer Bid Circular	N/A
(g)	Notice of Change or Variation to Issuer Bid Circular	N/A

Exemption No: 82-35102

PARAGON MINERALS CORPORATION

Interim Financial Statements

First Quarter Ended December 31, 2007

(Unaudited)

The Company's auditor has not performed a review
of these Interim Financial Statements

Suite 1540 – 800 West Pender Street, Vancouver BC V6C 2V6
Tel: 604.629.2353 Toll free: 1.877.533.6353 Fax: 604. 629.2489
E-mail: paragon@paragonminerals.com Website: www.paragonminerals.com

PARAGON MINERALS CORPORATION
Balance Sheets
(Stated in Canadian Dollars)

	December 31 2007	September 30 2007
	(unaudited)	(audited)
Assets		
Current assets		
Cash and cash equivalents (note 4)	$ 3,952,440	$ 1,241,561
Amounts receivable	792,034	956,164
Prepaid expenses	64,201	20,941
	4,808,675	2,218,666
Equipment (note 5)	47,047	41,269
Other investments (note 6)	69,192	59,800
Mineral property costs (note 7)	10,649,183	9,488,896
	$ 15,574,097	$ 11,808,631
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 530,932	$ 596,654
Future income taxes	557,422	579,734
Shareholders' equity		
Share capital (note 8)	14,801,453	10,883,983
Obligation to issue shares (note 8(e))	13,708	13,708
Contributed surplus (note 8(b))	885,144	745,520
Deficit	(1,188,980)	(976,250)
Accumulated other comprehensive loss (note 9)	(25,582)	(34,718)
	14,485,743	10,632,243
	$ 15,574,097	$ 11,808,631

See accompanying notes to the financial statements
Continuance of operations (note 1)

Approved by the Board of Directors:

"Michael Vande Guchte"
Michael Vande Guchte
Director

"David Adamson"
David Adamson
Director

PARAGON MINERALS CORPORATION

Statements of Operations and Deficit
Unaudited
(Stated in Canadian Dollars)

	For the Three Months Ended December 31 2007	For the Three Months Ended December 31 2006
Expenses		
Amortization	$ 4,098	$ 701
General mineral exploration	3,107	2,141
Investor relations	30,586	8,041
Office	23,125	2,709
Part XII.6 flow-through tax	3,809	-
Plan of arrangement costs (note 3)	-	25,000
Professional fees	7,234	7,551
Salaries and management fees	84,517	22,777
Stock-based compensation (note 8(b))	85,429	135,181
Transfer agent and regulatory filing fees	10,626	7,000
Travel and accommodation	5,740	1,124
Loss before other items	(258,271)	(212,225)
Foreign exchange gain	240	-
Interest and miscellaneous income	22,989	5,754
Future income tax recovery	22,312	-
Net loss for the period	(212,730)	(206,471)
Deficit, beginning of the period	(976,250)	(124,278)
Deficit, end of the period	$ (1,188,980)	$ (330,749)
Basic and diluted loss per common share	$ (0.01)	$ (0.05)
Weighted average number of common shares outstanding	22,427,335	4,273,235

See accompanying notes to the financial statements

PARAGON MINERALS CORPORATION

Statements of Comprehensive Loss
Unaudited
(Stated in Canadian Dollars)

	For the Three Months Ended December 31 2007	For the Three Months Ended December 31 2006
Net loss for the period	$ (212,730)	$ (206,471)
Other comprehensive income		
Fair value adjustment to financial instruments:		
Temporary investments	(257)	-
Investments in public company shares	9,393	-
Other comprehensive income for the period	9,136	-
Comprehensive loss for the period	(203,594)	(206,471)
Accumulated comprehensive loss, beginning of the period	(1,010,968)	(124,278)
Accumulated comprehensive loss, end of the period	$ (1,214,562)	$ (330,749)

See accompanying notes to the financial statements

PARAGON MINERALS CORPORATION
Statement of Cash Flows
Unaudited
(Stated in Canadian Dollars)

	For the Three Months Ended December 31 2007	For the Three Months Ended December 31 2006
Cash Provided by (Used for):		
Operating Activities		
Net loss for the period	$ (212,730)	$ (206,471)
Adjustment for items which do not involve cash:		
Amortization	4,098	701
Stock-based compensation	85,429	135,181
Future income tax recovery	(22,312)	-
Fair value adjustment to cash equivalent financial instruments	(257)	-
	(145,772)	(70,589)
Changes in non-cash working capital components:		
Temporary investments	-	(1,225,835)
Amounts receivable	174,036	(157,753)
Prepaid expenses	(43,260)	(21,000)
Accounts payable and accrued liabilities	32,199	154,142
	17,203	(1,321,035)
Investing Activities*		
Mineral property costs	(1,247,600)	(90,404)
Purchase of equipment	(9,876)	(3,641)
	(1,257,476)	(94,045)
Financing Activities*		
Common shares issued for cash	3,758,850	4,044,801
Share issue costs	(23,879)	-
Recovery of property costs incurred	206,159	52,701
Management and administration fees received	10,022	5,426
	3,951,152	4,102,928
Net cash provided during the period	2,710,879	2,687,848
Cash and cash equivalents, beginning of the period	1,241,561	5,722
Cash and cash equivalents, end of the period	$ 3,952,440	$ 2,693,570

During the period, the Company paid the following:		
Interest	$ -	$ 107

***Supplemental Disclosure of Non-Cash Investing and Financing Activities** – Refer to note 11.
See accompanying notes to the financial statements

PARAGON MINERALS CORPORATION

Statement of Mineral Properties
Unaudited
(Stated in Canadian Dollars)

	Balance September 30 2007	Acquisition and Exploration during the period	Balance December 31 2007
GOLD PROPERTIES			
JBP Linear			
Plan of arrangement acquisition costs (1)	$ 1,625,276	$ -	$ 1,625,276
Option payments (cash and shares) (2)	15,000	3,333	18,333
Exploration costs			
Geological and geochemical	139,738	30,377	170,115
Drilling	229,487	33,443	262,930
Geophysical	87,320	-	87,320
Travel	1,161	200	1,361
Other	7,275	-	7,275
Stock based compensation	61,976	1,451	63,427
	2,167,233	68,804	2,236,037
Recoveries(3)	(54,069)	(21,250)	(75,319)
	2,113,164	47,554	2,160,718
Golden Promise			
Plan of arrangement acquisition costs (1)	374,829	-	374,829
Option payments (cash and shares) (2)	35,000	-	35,000
Exploration costs			
Geological and geochemical	19,143	10,283	29,426
Drilling	524,424	161,951	686,375
Travel	5,506	1,989	7,495
Other	24,775	-	24,775
Stock based compensation	45,073	-	45,073
	1,028,750	174,223	1,202,973
Recoveries(3)	(659,232)	(174,178)	(833,410)
Administration fees	(37,799)	(9,637)	(47,436)
	331,719	(9,592)	322,127
Other Gold Properties			
Plan of arrangement acquisition costs (1)	3,518,620	-	3,518,620
Acquisition costs	180	-	180
Option payments (cash and shares) (2)	345,350	6,667	352,017
Exploration costs			
Geological and geochemical	126,343	29,174	155,517
Drilling	352,951	121,025	473,976
Geophysical	86,507	435	86,942
Travel	789	-	789
Other	18,650	-	18,650
Stock based compensation	50,707	6,357	57,064
	4,500,097	163,658	4,663,755
Recoveries(3)	(359,725)	(10,731)	(370,456)
Administration fees	(25,356)	(385)	(25,741)
	4,115,016	152,542	4,267,558

See accompanying notes to the financial statements

PARAGON MINERALS CORPORATION

Statement of Mineral Properties

(Stated in Canadian Dollars)

	Balance September 30 2007	Acquisition and Exploration during the year	Balance December 31 2007
BASE METALS PROPERTIES			
South Tally Pond			
Acquisition costs	$ -	$ 1,500	$ 1,500
Option payments (cash and shares) [2]	260,000	182,500	442,500
Exploration costs			
Geological and geochemical	36,711	11,612	48,323
Drilling	214,439	333,338	547,777
Geophysics	-	37,393	37,393
Travel	1,702	1,934	3,636
Other	1,561	1,240	2,801
Stock based compensation	33,805	29,059	62,864
	548,218	598,576	1,146,794
Lake Douglas			
Plan of arrangement acquisition costs [1]	267,720	-	267,720
Option payments (cash and shares) [2]	95,000	-	95,000
Exploration costs			
Geological and geochemical	327,299	28,412	355,711
Drilling	3,552	296,336	299,888
Geophysics	165,291	870	166,161
Travel	1,593	-	1,593
Stock based compensation	90,146	17,327	107,473
	950,601	342,945	1,293,546
Recoveries[3]	(41,773)	-	(41,773)
	908,828	342,945	1,251,773
Other Base Metal Properties			
Plan of Arrangement acquisition costs [1]	1,193,259	-	1,193,259
Acquisition costs	20,937	-	20,937
Option payments (cash and shares) [2]	87,500	-	87,500
Exploration costs			
Geological and geochemical	58,247	25,802	84,049
Drilling	13,720	(150)	13,570
Geophysics	230,398	2,610	233,008
Travel	574	-	574
Other	16,726	-	16,726
	1,621,361	28,262	1,649,623
Recoveries[3]	(144,480)	-	(144,480)
Administration fees	(1,125)	-	(1,125)
Write-offs	(3,805)	-	(3,805)
	1,471,951	28,262	1,500,213
Total Mineral Property Costs	$ 9,488,896	$ 1,160,287	$ 10,639,183

See accompanying notes to the financial statements

PARAGON MINERALS CORPORATION

Statement of Mineral Properties

(Stated in Canadian Dollars)

Summary of Expenditures

	Balance September 30 2007	Acquisition and Exploration during the year	Balance December 31 2007
Plan of Arrangement acquisition costs[1]	$ 6,979,704	$ -	$ 6,979,704
Acquisition costs	21,117	1,500	22,617
Option payments cash[2]	367,500	10,000	377,500
Option payments shares[2]	470,350	182,500	652,850
Stock based compensation	281,708	54,194	335,902
Exploration costs	2,695,883	1,128,273	3,824,156
Recoveries[3]	(1,259,281)	(206,159)	(1,465,440)
Write-offs	(3,804)	-	(3,804)
Administration fees	(64,281)	(10,021)	(74,302)
	$ 9,488,896	$ 1,160,287	$ 10,649,183

1. *Properties acquired pursuant to the Rubicon Plan of Arrangement were valued at their carrying amounts on Rubicon's books, which consisted of historical acquisition and exploration expenditures.*
2. *Option payments include cash and share payments made pursuant to various property agreements. (see note 8).*
3. *Recoveries represent exploration costs funded by partners, exploration grants received and option payments received.*

See accompanying notes to the financial statements

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated in Canada under the Canada Business Corporations Act on July 4, 2006 and is in the business of acquiring and exploring mineral property interests in Canada. The Company was incorporated to be the recipient of the Newfoundland portfolio of mineral exploration properties previously owned by Rubicon Minerals Corporation ("Rubicon") as part of Rubicon's re-organization under a Plan of Arrangement. The Plan of Arrangement became effective on December 8, 2006.

At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its Canadian properties and the ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property. The Company is in the exploration stage.

These financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and has an accumulated operating deficit of $1,188,980 at December 31, 2007. The ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate equity financing to fund its exploration and administrative expenses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These interim financial statements have been prepared by management in accordance with generally accepted accounting principles ("GAAP") in Canada and follow the same accounting principles and method of computation as the financial statements for the fiscal year ended September 30, 2007. These Interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements and should be read in conjunction with the financial statements and the accompanying notes for the year ended September 30, 2007. Summarized below are those policies considered particularly significant to the Company.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and bank deposits and short-term notes with an original maturity of three months or less.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. Actual results could differ from those estimates.

Mineral Property Costs

The Company records its interest in mineral properties at cost. Acquisition, option payments and direct exploration costs are deferred until the properties are placed into production, sold or abandoned, at which time these deferred costs will be amortized on a unit-of-production basis, charged to operations if sold, or written-off.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Mineral Property Costs *(continued)*

Mineral property cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of mineral property interests. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made. The recorded amounts of property claim acquisition, option payments and direct exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company's management reviews capitalized costs on its property interests on a periodic and annual basis for impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or from the sale of the property. Management's assessment of the property's estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Administration and management fees earned, which generally range from 8% to 10% of the allowable expenditures associated with exploration on certain properties, are offset against the historical costs deferred on those properties. Administrative costs are expensed as incurred.

Financial Instruments and Financial Risk

The Company's financial instruments consist of cash, temporary investments, amounts receivable, accounts payable and accrued liabilities.

Effective October 1, 2006, the Company adopted new CICA Handbook Section 3855 which prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instrument gains and losses are to be presented. No retroactive application of this standard is required.

Pursuant to this standard, the Company is required to classify each category of its financial instruments and restate their carrying values to market where required. Amounts receivable, accounts payable and accrued liabilities have carrying amounts that approximate their fair values, due to their short-term nature, and so are not re-valued at period end. The Company's financial instruments and classifications are noted below.

Cash equivalents, temporary investments and investments in public companies have been classified as available for sale and as such were revalued to market on October 1, 2006 or upon acquisition. These instruments will be re-valued to market at each succeeding period end. New acquisitions will be immediately revalued to market. Unrealized changes in fair value are recorded as other comprehensive income and included in shareholders' equity.

Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the lower of the trading price of the Company's shares on the TSX Venture Exchange on the date of the agreement to issue the shares or the date of share issuance. Shares issued as property option payments are valued at their fair market value on the date of issuance. Flow-through shares are common shares which are issued under an agreement that, as provided for in the Canadian Income Tax Act, the Company transfers to the purchaser of the shares the benefits of the exploration expenditures that are financed by the proceeds of the share issue.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Stock-based Compensation

The Company follows the Standards of the Canadian Institute of Chartered Accountants ("CICA") in connection with accounting for stock option-based compensation. The standard requires that all stock option-based awards made to consultants and employees be recognized in these financial statements and measured using a fair value-based method.

Consideration received on the exercise of stock options and compensation options and warrants is recorded as share capital and the related contributed surplus, originally recognized when the options were granted, is transferred to share capital.

Income Taxes

The Company accounts for the tax consequences of the differences in the carrying amounts of assets and liabilities and their tax bases using tax rates expected to apply when these temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.

Flow-through Shares

The Company has adopted the guidance of the CICA provided in Abstract #146 issued by its Emerging Issues Committee. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising from the related resource expenditures. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and shareholders' equity is reduced.

If the Company has sufficient unused tax loss carry-forwards to offset all or part of this future income tax liability and no future income tax assets have been previously recognized for these carry-forwards, a portion of such unrecognized losses is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

Comprehensive Income

Effective October 1, 2006, the Company adopted new CICA Handbook Section 1530, which introduces new standards for reporting and display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

3. PLAN OF ARRANGEMENT

Pursuant to the Rubicon Plan of Arrangement, the Company received all of the Newfoundland mineral properties and Newfoundland office equipment of Rubicon in exchange for 12,801,768 common shares of the Company, which were distributed to the Rubicon shareholders of record at that time. The Company also accepted the obligation to issue shares upon the exercise of restated stock options and warrants. These options and warrants represent the portion of the value of Rubicon options and warrants outstanding at the completion of the plan of arrangement attributable to the spun-out Newfoundland assets.

As no substantial change of ownership occurred on the asset transfer to the Company, the exchange was recorded at its net book value, as recorded on the books of Rubicon, as follows:

(Stated in Canadian Dollars)

3. PLAN OF ARRANGEMENT *(continued)*

	$
Assets Received	
Newfoundland mineral properties	6,979,704
Newfoundland office equipment	15,952
Shares Issued	
Shares issued - 12,801,738 common shares	6,995,656

Arrangement Options and Warrants (see note 8)

(a) The Company granted 633,111 stock options to the holders of Rubicon stock options at the exercise price of $0.38 to $0.96 as required by the Plan of Arrangement.

(b) The Company accepted the obligation to issue a total of up to 525,453 shares upon the future exercise of Rubicon warrants outstanding at the completion of the Plan of Arrangement. The Company received $0.24 to $0.48 per Paragon share issued as stipulated by the Plan of Arrangement.

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents, at the end of the period, consisted of the following:

	December 31, 2007	September 30, 2007
Cash	$ 202,640	$ 330,255
Bankers acceptances with under 3 month maturity	2,845,450	711,103
Term Deposits	904,350	200,203
	$ 3,952,440	$ 1,241,561

Cash consists of on demand deposits. Bankers acceptances are guaranteed by major Canadian banks and mature between January 11, 2008 and March 10, 2008 with aggregate carrying value and fair value of $2,845,450 on December 31, 2007. Fair value is determined from broker quotes. Effective interest rates range between 4.17% and 4.57% for bankers acceptances. Term deposits consist of an on demand guaranteed investment certificate with an effective interest rate of prime minus 1.5%. Bankers acceptances are exposed to interest rate risk and market price risk but due to the short term nature of these instruments, management considers these risks to be minimal.

5. EQUIPMENT

The Company's Equipment at the end of the period is summarized as follows:

			December 31, 2007	September 30, 2007
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Furniture and office equipment	$ 2,686	$ 391	$ 2,295	$ 2,417
Computer equipment	36,002	7,714	28,288	30,602
Software	20,876	4,412	16,464	8,250
	$ 59,564	$ 12,517	$ 47,047	$ 41,269

(Stated in Canadian Dollars)

6. OTHER INVESTMENTS

The Company's other investments at the end of the period are summarized as follows:

	December 31, 2007	September 30, 2007
	Market and Carrying Value	Market and Carrying Value
Public company shares	$ 69,192	$ 59,800

Market values of public company shares have been determined from the closing price of the shares on the exchange where they are listed, as of the end of the period. These investments in public company shares are exposed to significant market price risk.

7. MINERAL PROPERTIES

The following Newfoundland properties and option agreements are held by the Company including those acquired pursuant to the Rubicon Plan of Arrangement.

GOLD PROPERTIES

JBP Linear Property

Pursuant to the Plan of Arrangement, the Company acquired a 100% interest in the JBP Linear property, subject to advance royalties of $15,000 per year commencing in 2007 and up to 3% Net Smelter Return (NSR) royalties. The Company has granted a property option to Sprott Resource Corp. ("Sprott") to acquire an interest in its JBP Linear Property as follows:

JBP-Appleton Linear Option Agreement (JBP Linear property) – Sprott Resource Corp.

The Company optioned the JBP Linear property (and Appleton Linear property – see Other Gold Properties) to Sprott on November 15, 2007. Under the terms of the agreement, Sprott must spend $2.125 million over four years, including $375,000 firm in the first year, make option payments totaling $250,000 including $25,000 firm in the first year and make all underlying property payments, to earn a 55% interest in the project. The agreement gives Paragon the option to contribute an additional $125,000 in the first year which would then raise Sprott's fourth year exploration expenditure by $250,000. When Sprott earns a 55% interest, a Joint Venture will be formed with each party having the right to maintain its respective interest by funding its share of exploration costs. The agreement also gives Sprott the right, subject to certain conditions, to increase its interest to 70% by completing a feasibility study and providing a positive production decision.

Golden Promise Property

Pursuant to the Plan of Arrangement, the Company acquired a 100% interest in the Golden Promise Property subject to advance royalties of $20,000 per year commencing in 2007 and up to 2% Net Smelter Return (NSR) royalties. The Company has granted a property option to Crosshair Exploration & Mining Ltd. ("Crosshair") to acquire an interest in its Golden Promise Property as follows:

Golden Promise Property Option – Crosshair Exploration & Mining Ltd.

The Company optioned the Golden Promise property to Crosshair on May 1, 2006. Under the terms of the agreement, Crosshair must spend $4.0 million over four years, including $750,000 firm in the first year, make share payments totaling 80,000 shares including 20,000 shares firm in the first year and make underlying property payments, to earn a 60% interest in the project. Crosshair is in its second year of the option.

(Stated in Canadian Dollars)

7. **MINERAL PROPERTIES** *(continued)*

Other Gold Properties

Pursuant to the Plan of Arrangement, the Company acquired a portfolio of 15 other gold properties. The Company holds a 100% interest in all these other gold properties, with the exception of the Appleton Linear property and the Huxter Lane SW property where the Company can earn a 100% interest, by making cash and share payments. The other gold properties are subject to varying NSR royalties of up to 3%, of which up to 50% can be re-purchased by the Company.

Outstanding property option payments on optioned properties include:

Appleton Linear property

The Company holds the options to earn a 100% interest in 3 of 4 properties (Appleton, Bowater and Linear) that collectively, along with the 100%-owned Golden Bullet property forms the Appleton Linear property. To earn a 100% interest in the 3 optioned properties, the Company must make the following payments to the property vendors:

a) Appleton property: $ 35,000 ($15,000 paid) in cash option payments.
b) Bowater property: $160,000 ($20,000 paid) in cash option payments.
c) Linear property: $145,000 ($30,000 paid) in cash option payments and issue 240,000 shares (60,000 shares issued).

Advanced royalties of $25,000 per year commenced on the Appleton Linear property (Golden Bullet property) in 2007. The Appleton Linear property was optioned to Sprott Resources Corp. on November 15, 2007 (see below).

Huxter Lane SW property

On February 16, 2007 the Company acquired an option to earn 100% interest in the Huxter Lane SW property. To earn 100% interest, the Company must make $80,000 ($7,500 paid) in cash option payments and issue 75,000 shares (7,500 shares issued) to the property vendors. The Huxter SW property was optioned the Meridian Gold Inc. ("Meridian") on March 20, 2007 (see below)

The Company has granted property options to acquire interests in **four** of its Other Gold Properties as follows:

JBP-Appleton Linear Option Agreement (Appleton Linear property) – Sprott Resource Corp.

The Company optioned the Appleton Linear property (and the JBP Linear property – see Gold Properties) to Sprott on November 15, 2007. Terms of the option agreement are outlined under the JBP Linear property – see Gold Properties.

Victoria Lake Option Agreement (South Golden Promise gold property) - Crosshair Exploration & Mining Ltd.

Crosshair holds an option to acquire a 60% interest in one of the Company's gold properties (South Golden Promise property) and three base metal properties (Barren Lake property, Victoria Lake property and Victoria Lake 10188M property – see Other Base Metal Properties). Under the terms of the agreement, Crosshair must spend $1.75 million over a four-year period and issue a total of 400,000 shares (400,000 paid to Rubicon). See below for further details on base metals properties.

(Stated in Canadian Dollars)

7. MINERAL PROPERTIES *(continued)*

Huxter Lane Option Agreement - Meridian Gold Inc. ("Meridian")

Meridian holds an option to acquire up to a 55% interest in the Company's Huxter Lane Gold Property. Under the terms of the agreement, Meridian can earn a 55% interest in the property by spending $1,000,000 over a period of three years and making underlying cash payments to the vendor. Meridian may earn an additional 10% by funding the project to a bankable feasibility study and an additional 5% (for a total interest of 70%) by funding all costs to a positive production decision. Advanced royalties of $10,000 per year begin in May, 2007.

Huxter Lane SW Land Offer - Meridian Gold Inc. ("Meridian")

On March 20, 2007, under terms of the Huxter Lane Option Agreement, Meridian has elected to include the Huxter Lane SW property under the Option Agreement. Under the terms of the Land Offer, Meridian must make all underlying cash option payments and reimburse to the Company the cash equivalent value of the Paragon shares issued based on the weighted 10-day average closing price which shall be capped at $1.50 per Paragon share.

BASE METAL PROPERTIES

South Tally Pond Property

On September 1, 2006 the Company signed an option to acquire a 100% interest in 249 claims located in central Newfoundland. In order for the Company to acquire the interest in the property it must:

a) Issue 250,000 shares on December 15, 2006, the option effective date (issued);
b) Issue 250,000 shares on December 15, 2007 (issued);
c) Issue 500,000 shares on the earlier of December 15, 2014 or the completion of a bankable feasibility study;
d) Fund exploration expenditures of $30,951 incurred by the optionor prior to the option effective date (paid).

The property is subject to a 2% NSR royalty.

Lake Douglas Property

Pursuant to the Plan of Arrangement, the Company acquired an option to earn a 100% interest in the Lake Douglas property, pursuant to two agreements, by issuing 450,000 common shares (50,000 issued) and paying $500,000 ($50,000 paid) in cash by January, 2011. The property is subject to a 2% Net Smelter Return (NSR) royalty, of which Paragon may purchase 1% for $1,000,000 and a right of first refusal on the remaining 1% NSR.

Other Base Metal Properties

Pursuant to the Plan of Arrangement, the Company acquired a portfolio of 8 other base metal properties with interests of 51% (Seal Bay property, West Cleary property), the option to earn a 100% interest in the Victoria Lake 10188M property (completed) and 100% interest in the remaining properties. The properties are subject to NSR royalties of up to 2.5%.

(Stated in Canadian Dollars)

7. **MINERAL PROPERTIES** *(continued)*

Included in this group is the Seal Bay property, in which the Company holds a 51% interest to be formalized as a joint venture with Xstrata (formerly Falconbridge); the West Cleary property, in which the company holds a 51% interest to be formalized as a joint venture with Xstrata (formerly Falconbridge); and the Pt. Leamington property, for which the Company may purchase a 0.5% NSR royalty for $500,000. In addition, the Company acquired 100% interests in 5 other properties, subject to 2.5% NSR royalties. One of these properties was written off in 2007.

The Company has granted an option to Crosshair Exploration & Mining Ltd. to acquire interests in three of its Other Base Metal Properties as follows:

Victoria Lake Option Agreement (Barren Lake, Victoria Lake and Victoria Lake 10188M properties) - Crosshair Exploration & Mining Ltd.

Crosshair holds an option to acquire a 60% interest in three base metal properties (Barren Lake property, Victoria Lake property and Victoria Lake 10188M property) and one of the Company's gold properties (South Golden Promise property – see Other Gold Properties). Under the terms of the agreement, Crosshair must spend $1.75 million over a four-year period and issue a total of 400,000 shares (400,000 paid to Rubicon). On June 6 2006, the Victoria Lake 10188M Property was incorporated into the Victoria Lake Agreement, whereby Crosshair makes the underlying property option payments. A final, cash option payment of $67,500 on the Victoria Lake 10188M property was paid by Crosshair to the vendor in 2007.

During the year to date period, Crosshair terminated parts of the option with respect to the Barren Lake property and two licenses in the South Golden Promise property and returned these properties to the Company.

8. **SHARE CAPITAL**

a) Authorized share capital consists of an unlimited number of common shares without par value. The following is a summary of changes in issued share capital:

	Three Months Ended December 31, 2007		Year Ended September 30, 2007	
	Number of Shares	$	Number of Shares	$
Balance, beginning of the period	21,162,940	10,883,983	-	-
Plan of Arrangement for property and office equipment	-	-	12,801,738	6,995,657
Private placements – non-flow-through	1,391,214	973,850	3,179,000	1,589,500
Private placements – flow-through	2,785,000	2,785,000	4,092,168	2,455,301
Mineral properties	250,000	182,500	467,500	470,350
Options exercised (1)	-	-	97,082	19,037
Warrants/Agent Options exercised	-	-	525,452	191,888
Finders fee shares	196,759	143,615	-	-
Less: reduction on flow through renunciation	-	-	-	(837,750)
Share issuance costs	-	(167,495)	-	-
Balance, end of the period	25,785,913	14,801,453	21,162,940	10,883,983

(1) Inclusive of the original $nil (2007 - $338) fair value of these options re-allocated from contributed surplus to share capital on exercise for the period end.

(Stated in Canadian Dollars)

8. SHARE CAPITAL *(continued)*

Private Placements

In December 2007, the Company closed a non-brokered private placement, issuing 1,391,214 non-flow-through units at a purchase price of $0.70 per unit for gross proceeds of $973,850 and 2,785,000 flow-through shares at a purchase price of $1.00 per share for gross proceeds of $2,785,000. The non-flow-through units consist of one common share of the Company and one-half of one non-transferable common share purchase warrant at an exercise price $1.05 exercisable for two years. As part of the financing the Company issued 196,759 common shares as a finder's fee.

Pursuant to the issue of flow-through shares, the Company became committed to expend $2,785,000 on eligible Canadian Exploration Expenditures before December 31, 2008. The cash received was restricted to use on this purpose. As at December 31, 2007 the amount of $2,732,574 of this commitment remained outstanding.

In December 2006, the Company received the proceeds from a private placement financing that had been completed in the prior year, with funds held in escrow pending completion of the Rubicon Plan of Arrangement. The Company issued 3,179,000 non-flow-through units at $0.50 per unit and 4,092,168 flow-through shares at $0.60 per share for aggregate proceeds of $4,044,800. Each non-flow-through unit consists of one common share and one warrant. Each warrant entitles the holder to purchase an additional common share for an exercise price of $1.00 for a period of two years.

Pursuant to the issue of flow-through shares, the Company became committed to expend $2,455,301 on eligible Canadian Exploration Expenditures before December 31, 2007 (completed).

b) The following is a summary of changes in contributed surplus which consist entirely of stock based compensation transactions.

	Three Months Ended December 31, 2007	Year Ended September 30, 2007
Balance at beginning of period	$ 745,520	$ -
Stock-based compensation - operations	85,429	464,150
Stock-based compensation - properties	54,195	281,708
Fair value of options exercised	-	(338)
Balance at end of period	$ 885,144	$ 745,520

c) Stock Options

The Company has adopted an incentive stock option plan authorizing the issue of up to 20% of the amount of shares issued as at the initial listing date on the TSX Venture Exchange, 4,014,581 options. Under the plan, options may only be issued to directors, officers, employees and consultants of the Company and must be subject to a vesting period as required under TSX Venture Exchange policies. The term of each grant shall be no greater than 5 years from the date of grant. The option price shall be no less than the fair market value of the Company's shares on the date of the grant.

(Stated in Canadian Dollars)

8. SHARE CAPITAL *(continued)*

The following is a summary of the changes in the Company's outstanding stock options.

	Three Months Ended December 31, 2007		Year Ended September 30, 2007	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
		$		$
Balance at beginning of the period	1,943,013	0.67	-	-
Granted pursuant to the Plan of Arrangement	-	-	633,111	0.62
Other grants during the period	20,000	0.72	1,550,000	0.68
Exercised during the period	-	-	(97,082)	0.48
Expired or forfeited during the period	(10,000)	0.70	(143,016)	0.69
Outstanding at end of the period	1,953,013	0.67	1,943,013	0.67

The fair value of options, including options granted pursuant to the Rubicon Plan of Arrangement, has been estimated using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:

	Three Months Ended December 31, 2007	Year Ended September 30, 2007
Risk-free interest rate	3.93%	3.90%
Expected life	4.85 years	4.96 years
Expected volatility	81%	80%
Expected dividend yield	0%	0%

The weighted average grant date fair value of options granted during the period was $0.40.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

Summary of stock options outstanding:

December 31, 2007				
		Number Outstanding	Weighted Average Price	Weighted Average Life
			$	Years
		16,666	0.38	2.75
		25,000	0.42	2.78
		105,000	0.45	4.64
	(1)	29,166	0.47	-
		33,333	0.49	3.04
		244,997	0.67	2.17

(Stated in Canadian Dollars)

8. SHARE CAPITAL *(continued)*

Summary of stock options outstanding (continued):

	Number Outstanding	Weighted Average Price	Weighted Average Life
	39,686	0.69	2.08
	1,380,000	0.70	4.18
	20,000	0.72	4.82
	56,665	0.84	1.16
	2,500	0.96	3.39
Total stock options	1,953,013	0.67	3.71

(1) During the year ended September 30, 2007 a request to exercise 29,166 options was received but the shares were issued subsequent to the period end. See note 12.

d) Summary of warrants outstanding:

December 31, 2007	Number Outstanding	Weighted Average Price	Weighted Average Life
		$	Years
	3,179,000	1.00	0.94
	695,607	1.05	1.93
Total warrants	3,874,607	1.01	1.12

e) Obligation to issue shares

During the year ended September 31, 2007, the Company received $13,708 pursuant to a request to exercise stock options. 29,166 shares for this option exercise were issued subsequent to December 31, 2007.

9. ACCUMULATED OTHER COMPREHENSIVE LOSS

	Three Months Ended December 31, 2007	Year Ended September 30, 2007
	$	$
Accumulated other comprehensive loss, beginning of period	(34,718)	-
Other comprehensive gain or loss for the period	9,136	(34,718)
Accumulated other comprehensive loss, end of period	(25,582)	(34,718)
Components of accumulated other comprehensive loss:		
Unrealized losses on temporary investments	(540)	(282)
Unrealized gains or (losses) on public company shares	(25,042)	(34,436)
Other comprehensive gain or (loss)	(25,582)	(34,718)

(Stated in Canadian Dollars)

10. RELATED PARTY TRANSACTIONS

The Company has a director, Vice President of Investor Relations and a CFO in common with Rubicon Minerals Corporation and has a cost sharing agreement with Rubicon for office, accounting and investor relation services.

(a) During the three months ended December 31 2007, the Company paid or accrued to Rubicon $76,049 (2007 full year - $176,756) for shared and reimbursable costs, $nil (2007 full year- $74,009) for the Company's share of the costs incurred on the Rubicon Plan of Arrangement and $nil (2007 full year - $54,320) for refundable staking security deposits posted by Rubicon on the Company's properties. During the period, the Company invoiced Rubicon Minerals $18,229 (2007 full year - $91,619) for reimbursable costs. As at December 31, 2007, the Company owed Rubicon $76,049 (2007 - $20,434) and was owed $6,574 (2007 - $4,899) by Rubicon for grants received on Paragon's behalf and for salary reimbursements. The net balance is included in accounts payable and accrued liabilities.

(b) Rubicon Plan of Arrangement

See note 4 for details of the completion of the plan of arrangement with Rubicon.

(c) NRD Agreement

Pursuant to an agreement with Rubicon, the Company may receive the following as proceeds from the optioning of certain mineral property interests in Newfoundland, where the optionees elect to continue the options.

i) 125,000 shares of Ucore Uranium Inc. over 2 years (all issued in escrow; 31,250 released).

ii) 30,020 shares of Ucore Uranium Inc as option payments on 3 properties (5,840 shares received). Future payments will be recorded upon receipt.

All these transactions were, or will be, recorded at their fair value amounts and were incurred in the normal course of business, except transactions with Rubicon, related to the plan of arrangement which were recorded at Rubicon's carrying amounts.

11. SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

During the three months ended December 31, 2007, the Company issued 250,000 (2007 full year – 250,000) common shares at a value of $182,500 (2007 - $260,000) for mineral properties. The company recorded stock based compensation of $54,195 (2007 full year - $97,006) as mineral property costs. Included in accounts payable and accrued liabilities at December 31, 2007 is $296,854 (2007 - $93,883) of mineral property costs. Included in accounts receivable at December 31, 2007 is $487,794 (2007 – nil) of mineral property receivables.

12. SUBSEQUENT EVENTS

Subsequent to December 31, 2007, the Company issued 125,000 common shares pursuant to mineral property option agreements and 29,166 common shares pursuant to the exercise of options.

13. COMPARATIVE FIGURES

The comparative figures have been reclassified where necessary to conform to presentation of the current period.

Exemption No: 82-35102

PARAGON MINERALS CORPORATION

Management's Discussion & Analysis

First Quarter Ended December 31, 2007

Suite 1540 – 800 West Pender Street, Vancouver BC V6C 2V6
Tel: 604.629.2353 Toll free: 1.877.533.6353 Fax: 604. 629.2489
E-mail: paragon@paragonminerals.com Website: www.paragonminerals.com

Introduction

The following Management Discussion and Analysis of the financial position and results of operations of Paragon Minerals Corporation ("Paragon" or the "Company"), dated February 28, 2008, should be read in conjunction with the unaudited interim financial statements for the three month period ended December 31, 2007 and the audited financial statements for the year ended September 30, 2007. All dollar figures stated herein are expressed in Canadian dollars, unless specified.

Paragon is a Canadian-based junior exploration company engaged in the acquisition, exploration and development of gold and base metal projects, specifically within the Province of Newfoundland and Labrador. The Company has a significant portfolio of gold and base metal exploration properties in Newfoundland, which it is exploring through a combination of partner funded exploration and Company funded exploration. The Company is listed on the TSX Venture Exchange under the symbol "PGR".

The Company's head office and principal business address is Suite 1540, 800 West Pender Street, Vancouver, British Columbia, V6C 2V6 and it's registered and records office is located at 2800 Park Place, 666 Burrard Street, Vancouver, BC, V6C 2V6.

Overview

The Company was incorporated as "Paragon Minerals Corporation" under the Canadian Business Corporations Act ("CBCA") on July 4, 2006 in order to facilitate a Plan of Arrangement under which Rubicon Minerals Corporation ("Rubicon"), a public company whose shares are listed on the Toronto Stock Exchange and American Stock Exchange, would proceed with a reorganization which would have the result of dividing it's mineral assets between three separate public companies: the then existing Rubicon and two newly created companies, namely the Company and CopperCo Resource Corp ("CopperCo"). Upon completion of the Plan of Arrangement on December 8, 2006, the Company acquired the exploration assets held by Rubicon in the Province of Newfoundland & Labrador and the Territory of Nunavut. For additional details on the Arrangement, please refer to the Rubicon Management Information Circular dated July 7, 2006 and filed on SEDAR at www.sedar.com.

Highlights during the quarter include:

- The Company intersected significant precious metal-rich semi-massive to massive sulphides on its South Tally Pond property. The massive sulphide mineralization was outlined over a 300 metres strike length and remains open in all directions. The South Tally Pond property is situated in the same volcanic belt and has strong similarities to the rocks that host the Teck-Cominco Duck Pond Mine, located 20 kilometres to the northeast. Additional drilling is underway (see below – South Tally Pond Project).
- On December 6, 2007, the Company completed a non-brokered private placement for gross proceeds of $3,758,850.

During the three month period ended December 31, 2007, the Company spent $1,128,273 on exploration (excluding stock based compensation) of which $193,658 was funded by partners. Net losses for the three months ended December 31, 2007 were $212,730.

Minerals Properties

Pursuant to the Arrangement, Rubicon transferred to the Company its gold and base metal mineral properties located in the Province of Newfoundland & Labrador and the Territory of Nunavut on December 8, 2006. Through this transaction, the Company acquired a total of 27 exploration properties. The Company currently holds a total of 26 exploration properties (15 gold properties, 11 base metal properties) of which six are currently under option to exploration partners and two pending Joint Venture agreements.

Exploration Update

Exploration on Company projects during the first quarter ending December 31, 2007 focused on five company funded exploration gold and base metal projects and one partner-funded project. A summary of the exploration work completed during the period includes:

- 4001.5 metres of diamond drilling on three company-funded exploration projects including South Tally Pond base metal project (4 holes, 1,648 metres), Lake Douglas base metal project (7 holes 2,062 metres) and the New World gold project (2 holes, 291.5 metres);

- Prospecting and soil sampling programs on the Maritec and Long Pond gold projects in the Baie Verte area of Newfoundland and on the Winter Hill base metal project in south-central Newfoundland; and

- 1,311.4 metres of diamond drilling (8 holes) on the partner-funded Golden Promise gold project located in central Newfoundland.

On October 18, 2007, the Company acquired the additional claims immediately southwest of the South Tally Pond property through map-staking. The newly-staked area is underlain by mafic-felsic volcanic rocks of the Tally Pond Volcanic Belt similar to that which hosts the Lemarchant prospect and the Teck-Cominco Duck Pond Mine. The Company now holds a significant land position in the Tally Pond volcanic belt southwest of the mine.

On November 15, 2007 the Company completed an option agreement with Sprott Resource Corp. ("Sprott"), whereby Sprott has the right to earn a 55% interest in Paragon's JBP Linear project and Appleton Linear project, collectively the JBP-Appleton Linear project by spending $2.175 million on exploration over four years with a firm $375,000 exploration expenditure commitment in the first year. The agreement also calls for Sprott to make $250,000 in payments to Paragon over the four years, including $25,000 to be paid on signing of the agreement and to make all underlying property agreement payments. The agreement gives Paragon the option to contribute an additional $125,000 in the first year, which it intends to do, which will then raise Sprott's fourth year exploration expenditure by $250,000. The agreement also gives Sprott the right, subject to certain conditions, to increase its interest to 70% by completing a feasibility study and providing a positive production decision. Paragon will be operator of the joint venture during the initial earn-in period.

On February 18, 2008, Sprott and the Company began a twenty drill hole (2,750 metres) drill program on the JBP-Appleton Linear property.

During the period ended December 31, 2007, the Company spent $1,128,273 on exploration of which $193,658 was funded by partners (excluding stock based compensation of $54,194). Results from the exploration work, during the quarter and year to date period, are summarized below with additional project information available on the Company website.

Company-funded Projects

South Tally Pond Project (base metal)

The South Tally Pond VMS project is located in central Newfoundland and is under option from Altius Resources Inc., whereby Paragon can earn a 100% interest in the property. The property is situated in the same volcanic belt and has strong similarities to the rocks that host Teck-Cominco's Duck Pond Mine (5.48 million tonnes of 3.3% copper, 5.8% zinc, 0.9% lead, 59 g/t silver and 0.86 g/t gold), located 20 kilometres to the northeast. Paragon has a significant, land position covering 32,450 hectares immediately southwest of the Duck Pond Mine.

As of December 31, 2007, the Company has completed 6 drill holes (2,848 metres) at the Lemarchant prospect, a precious metal-rich copper-zinc-lead prospect located near the centre of the South Tally Pond property. The Lemarchant mineralization is hosted within a 4,000 metre long and 700 metre wide sequence of

highly altered felsic volcanic rocks of which 1,100 metres strike length was tested by previous drilling (17 holes) to a vertical depth of 160 metres. The mineralization is interpreted to be open along strike and to depth.

The first three drill holes (from south to north LM07-13, 14 and 15; 1710.1 metres), spaced 100 metres apart, intersected a mineralized upper and lower felsic volcanic sequence separated by variably mineralized and altered mafic volcanic rocks. In the upper felsic sequence, the drillholes intersected semi-massive to massive polymetallic sulphide mineralization over widths of up to 14.6 metres (see table below). The massive sulphide mineralization shows an increase in thickness to the north and locally replaces massive barite intervals intersected in drillholes LM07-14 and LM07-15. The massive to semi-massive sulphide plus barite intervals are underlain by intensely altered felsic volcanic rocks containing stringer and disseminated sulphides including pyrite, sphalerite and chalcopyrite over thicknesses up to 67 metres. Mineralization in the lower felsic volcanic sequence is characterized by disseminated, stringer to locally semi-massive pyrite and pyrrhotite mineralization over a 109 metre interval.

Drillhole LM07-16 (347.9 metres), located 100 metres north of LM07-15 intersected a 40.5-metre thick sequence of strongly altered felsic volcanic rocks with up to 20% disseminated to stringer pyrite containing anomalous base metal (assays up to 2.50 % zinc and 0.62% copper over 0.5 metres) and precious metals (5.93 g/t gold and 59.6 g/t silver over 0.5 metres). This second intercept occurs in similar felsic stratigraphy approximately 100 metres down-dip of LM07-17.

Drillhole LM07-17 (317.0 metres), located 100 metres north and 90 metres west of LM07-15 intersected semi-massive to massive polymetallic sulphide mineralization over 14.6 metres. The zinc-lead-copper sulphide mineralization is similar to, and appears to represent the continuation of the massive sulphide mineralization intersected in LM07-15. Mineralization includes 8.1 metres of high-grade zinc-lead-copper rich massive sulphides grading 21.04% zinc, 4.26% lead, 0.72% copper, 76.05 g/t silver and 0.65 g/t gold and is hosted in a thick barite-rich felsic volcanic sequence. The massive sulphide mineralization is underlain by intensely altered felsic volcanic rocks containing stringer and disseminated sulphides including pyrite, sphalerite and chalcopyrite over 8.9 metres thickness.

In December, the Company extended LM07-16 by 132.1 metres and completed a 6th drill hole (LM07-18, 344.0 metres) on the property. The two drillholes were aimed at further evaluating and extending the semi-massive to massive base metal mineralization intersected by LM07-17 on section 104+00N. The extension to drillhole LM07-16 targeted the intensely altered stringer zone mineralization 115 metres down-dip of LM07-17 and the second drillhole, LM07-18 tested the stratigraphy 100 metres up-dip from LM07-17. Both drillholes intersected disseminated to stringer base metal sulphides hosted within thick, up to 110 metres wide sequence of very strongly altered, locally barite enriched felsic volcanic rocks containing up to 4% disseminated to stringer pyrite and locally, up to 10% base metal mineralization.

Significant assay results from drilling by Paragon at the Lemarchant prospect include:

Hole	From (m)	To (m)	Interval (m)	Zinc (%)	Lead (%)	Copper (%)	Silver (g/t)	Gold (g/t)
LM07-13	164.50	169.55	5.05	7.49	0.07	0.77	40.29	1.21
LM07-14	203.50	208.90	5.40	5.26	1.52	1.06	92.56	0.85
LM07-15	219.00	233.60	14.60	9.46	2.13	0.81	73.44	1.85
LM07-16	369.50	376.00	6.50	1.66	0.13	0.10	7.92	0.04
incl.	369.50	370.20	0.70	8.40	0.01	0.36	18.20	0.23
LM07-17	236.00	259.50	23.50	8.55	1.63	0.35	33.46	0.49
incl.	236.00	250.60	14.60	12.38	2.61	0.45	50.32	0.74
	242.50	250.60	8.10	21.04	4.26	0.72	76.05	0.65
LM07-18	132.10	183.80	51.7	0.58	0.10	0.09	4.25	0.12
incl.	136.80	146.80	10.0	1.62	0.46	0.15	12.42	0.15
	234.70	245.50	10.8	0.25	0.07	0.01	2.23	0.05

(Note: see News Releases dated October 19, November 6, 2007 and January 20 for further details)

The Company completed down hole Pulse-EM geophysical surveys in December on three of the six drillholes including LM0716, LM07-17, and LM07-18. The other drillholes were not surveyed due to blocking down hole. Results from the survey indicate a strong off-hole conductor to the south of drillhole LM07-17 and 18 and up dip and south of drillhole LM07-16.

On February 7, 2008, the Company resumed drilling on the South Tally Pond property and is undertaking an aggressive exploration program with up to 10,000 metres of drilling on the Lemarchant prospect for 2008.

Lake Douglas Project (base metal)

During the period, the Company completed a 7 hole, 2,062-metre diamond drill program was started on the property. The drilling tested a 300 metres portion of the stratigraphy that hosts the Lake Douglas base-metal massive sulphide occurrence. All seven drill holes intersected a thick sequence of moderately to strongly altered felsic volcanic rocks and sedimentary rocks. Base metal mineralization within this felsic volcanic-sedimentary rock sequence consists of multiple zones of disseminated to stringer sulphide mineralization with local, semi-massive to massive sulphide intervals.

Drillhole LD07-04 intersected the most significant base and precious metal mineralization with 6.45 metres of semi-massive to massive sulphides grading 6.30% zinc, 4.19% lead, 0.39% copper and 82.86 g/t silver. The zinc-lead-copper-silver sulphide mineralization is hosted within the sedimentary-volcanic sequence and is similar to the massive sulphides exposed at surface in the Lake Douglas trench. The other drillholes, completed along strike (in both directions) and down dip (LD07-05) of drillhole LD07-04 intersected zones of anomalous zinc-lead-copper-silver-gold mineralization over widths of up to 17 metres. Significant assay results include:

Hole	From (m)	To (m)	Interval (m)	Zinc (%)	Lead (%)	Copper (%)	Silver (g/t)	Gold (g/t)
LD07-04	43.00	53.00	10.00	4.37	2.88	0.26	56.84	0.01
including	44.30	46.40	2.10	8.29	5.67	0.29	90.56	Trace
	44.30	50.75	6.45	6.30	4.19	0.39	82.86	0.01
	47.70	50.75	3.05	7.41	4.77	0.41	109.42	0.19

Note: Reported core length intervals are interpreted to be approximately 80% true thickness)

Other Properties

New World Project (gold)

In November, the Company completed two drill holes (291.5 metres) on the New World project. Drilling targeted a moderate to strong soil geochemical anomaly located along the 15 kilometre long New World Gold Trend. The New World Trend is a sedimentary-hosted gold target along which numerous gold occurrences have been located. Gold assay results from this initial drill program include 0.71 g/t gold over 4.0 metres (NW07-01) and 1.35 g/t gold over 1.1 metres (NW07-02).

Maritec – Long Pond Project (gold)

In September, the Company completed prospecting and rock sampling (38 samples) on two of its 100%-owned gold exploration projects located in the Baie Verte Peninsula area of north-central Newfoundland. Results of ongoing data compilation and the field work indicate that the Maritec property is underlain by gold-bearing pyritic iron formation of the Goldenville Trend and gold-bearing quartz carbonate veins hosted within altered mafic and ultramafic rocks. Assays up to 9.8 g/t gold were obtained from grab samples during the fall. The Company is planning follow-up geological mapping and possible drilling in the summer of 2008.

Winter Hill Project (base metal)

In November, the company completed prospecting and soil sampling on the western claim block of the Winter Hill project. The program was designed to follow-up on several significant airborne geophysical EM anomalies and known bedrock mineralization in the Olive Pond area. Previous prospecting and rock grab sampling in the area returned assays up to 6.40% zinc. Soil geochemistry results from the area indicate a multi-element soil

geochemical anomaly over a 1,100 metre strike length with up to 1600 ppm zinc, up to 149 ppm lead, up to 188 ppm copper. The lengthy soil anomaly coincides with a moderate to strong airborne EM conductor, variably altered pyritic felsic volcanic rocks and known in-situ base metal mineralization. Follow-up geological mapping, sampling and prospecting is being planned for the project in spring-summer of 2008.

Partner-Funded Projects

Golden Promise Project (gold)

During the period, the Company and its partner Crosshair Exploration & Mining Ltd ("Crosshair") completed eight drillholes (1,311.4 metres) on the Jaclyn Main Zone. The November–December drill program was part of a larger drill program completed in 2007. Results of the latest drill program are summarized below.

Six of the drill holes (GP07-91 to GP07-96) evaluated the central portion of the vein zone and two drill holes (GP07-97 and GP07-98) tested the eastern extent of the Jaclyn Main Zone to a vertical depth of 210 metres below surface. The drilling intersected quartz veining in all drill holes with all eight drill holes containing visible gold. Drill hole GP07-92 intersected multiple gold bearing quartz veins with abundant visible gold and represents the widest economic grade gold intersection to date along the Jaclyn Main Zone. Drill hole GP07-98, the easternmost drill hole completed to date intersected a thick, 1.70 metre wide (core length) gold-bearing quartz vein at a depth of 210 vertical metres and underscores the continuation and potential of the Jaclyn Main Zone to the east. Significant assay results include:

GP07-91: 43.83 g/t gold over 1.45 metres including 141.21 g/t gold over 0.45 metres;
GP07-92: 10.41 g/t gold over 4.70 metres including 64.49 g/t gold over 0.50 metres;
GP07-93: 20.89 g/t gold over 1.90 metres including 44.74 g/t gold over 0.65 metres;
GP07-94: 0.41 g/t gold over 2.35 metres including 1.49 g/t gold over 0.35 metres;
GP07-95: 0.61 g/t gold over 1.50 metres including 2.28 g/t gold over 0.40 metres;
GP07-96: 0.52 g/t gold over 2.65 metres including 1.34 g/t gold over 0.50 metres;
GP07-97: 1.90 g/t gold over 2.10 metres including 4.70 g/t gold over 0.50 metres;
GP07-98: 6.87 g/t gold over 1.70 metres including 18.59 g/t gold over 0.45 metres.

The 2007 drill program continued to outline high-grade gold mineralization at the Jaclyn Main Zone, a significant gold-bearing quartz vein system on the Golden Promise property. The Jaclyn Main Zone is now defined over a strike length of 800 metres and vertical depth of 275 metres. The gold-bearing vein system remains open along strike and to depth. Paragon and Crosshair are currently reviewing the project data in anticipation of an aggressive drill program in 2008.

Exploration Outlook

In 2008, the Company plans to continue to advance its gold and base metal properties through a combination of Company-funded and partner-funded exploration. An aggressive exploration program with up to 10,000 metres of diamond drilling is planned for the 100%-owned South Tally Pond base metal project in 2008.

The Company remains committed to attracting exploration partners to advance and maintain its portfolio of gold and base metal projects. As of February 25, 2008 the Company has three active exploration partners on six projects. The Company is the operator on four of these six partnered projects. The Company anticipates continued exploration by its current partners in 2008.

Results of Operations

For the three months ended December 31, 2007, the Company incurred net losses of $212,730 ($0.01 per share) compared to a net loss of $206,471 ($0.05 per share) incurred in the three months ended December 31, 2006, an increase in net loss of $6,259. Activities in the first quarter of fiscal 2007 included, for the most part only costs incurred over the 3 week period following the completion of the Rubicon Plan of Arrangement December 8, 2006 and so could be expected to be considerably lower than the current full quarter. Apart from this factor, other causes of variances were as follows:

- Investor relations expenses were higher by $20,545 in the current quarter mainly due to the addition of the VP Investor Relations salary and three investor conferences.
- Office costs were higher by $20,416 in the current quarter. Other causes of this increase included new insurance coverage.
- Plan of arrangement costs were lower by $25,000 due to completion of the plan of arrangement in the prior year. No expenses were incurred in the current period.
- Salaries and management expenses were higher by $61,740. Other causes of this increase were additional staffing in compliance and investor relations.
- Stock based compensation was lower by $49,752 in the current quarter due to the high initial compensation expense recorded in 2006 on the options transferred to Paragon under the plan of arrangement.

Selected Quarterly Information

The Company's financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") in Canadian dollars. The Company was incorporated July 4th, 2006, shortly after the beginning of the quarter ended September 30, 2006 and therefore the figures for that period represent a partial quarter.

	Q1 December 31 2007	Q4 September 30 2007	Q3 June 30 2007	Q2 March 31 2007	Q1 December 31 2006	Period July 4 (incorporation) to September 30 2006
	$	$	$	$	$	$
Interest and miscellaneous income	22,989	16,155	25,300	31,878	5,754	-
Net loss	(258,271)	(169,343)	(323,291)	(152,867)	(206,471)	(124,278)
Basic and diluted loss per share	(0.01)	(0.01)	(0.02)	(0.01)	(0.05)	N/A*

* - no shares had been issued as of September 30, 2006.

Income/loss is not affected by seasonality but can fluctuate considerably when mineral write-offs occur or when new stock options are granted.

Liquidity and Capital Resources

As at December 31, 2007, the Company had cash and cash equivalents and short term money market investments of $3.95 million compared to $1.24 million at September 30, 2007. The increase in cash is mainly due to the financing described below under "Financing Details". Working capital for the period ended December 31, 2007 was $4.28 million as compared to $1.62 million at September 30, 2007 an increase of $2.64 million due mainly to the financing completed in the period.

As at December 31, 2007 the Company had CEE spending commitments of approximately $2.732 million to be completed by December 31, 2008 as compared to $880,000 at September 30, 2007, which were met by the required date of December 31, 2007.

At December 31, 2007 the Company, in addition to demand deposits at the Bank of Montreal, held six bankers acceptances. The Company considers that although these instruments are exposed to interest rate risk, market price risk and credit risk; these risks are negligible. The Company's policy on investment of short term funds is to invest only in instruments guaranteed by the federal or a provincial government of Canada, a major Canadian bank or an institution of similar credit worthiness.

Other sources of funds, during the three month period ended December 31, 2007, included recovery of exploration costs and administration fees from optionees of the Company's properties of $216,180.

The Company does not anticipate the need for further equity financing in 2008.

Financing Details

On December 6, 2007 the Company closed a non-brokered private placement, issuing 1,391,214 non-flow-through units at a purchase price of $0.70 per unit for gross proceeds of $973,850 and 2,785,000 flow-through shares at a purchase price of $1.00 per share for gross proceeds of $2,785,000. The non-flow-through units consist of one common share of the Company and one-half of one non-transferable common share purchase warrant at an exercise price $1.05 exercisable for two years. As part of the financing the Company issued 196,795 common shares as a finder's fee.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements other than that which is disclosed under note 8(c) "NRD Agreement", of the financial statements.

Related Party Transactions

The Company shares a director, David Adamson, a CFO, Robert Lewis and a VP Investor Relations, Bill Cavalluzzo with Rubicon Minerals Corporation and as such, Rubicon is a related party. In addition, during 2007, Paragon's CEO, Michael Vande Guchte, provided advisory services to Rubicon on a 25% time basis. (Effective January 1, 2008, Michael Vande Guchte is working full time for Paragon). The Company currently has a cost sharing arrangement with Rubicon for office facilities and administrative services. See note 11 to the financial statements for additional details.

Critical Accounting Policies

The Company's significant accounting policies are described in Note 2 of the December 31, 2007 interim financial statements. The Company considers the following policies to be most critical in understanding its financial results:

<u>Use of estimates</u>

The preparation of financial statements in conformity with generally accepted accounting policies requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. These estimates are based on past experience, industry trends and known commitments and events. By their nature, these estimates are subject to measurement uncertainty and the effects on the financial statements of changes in such estimates in future periods could be significant. Actual results will likely differ from those estimates.

<u>Carrying value of mineral property interests</u>

The Company has capitalized the cost of acquiring mineral property interests and on-going exploration and maintenance costs. Capitalized property costs are expensed in the period in which the Company determines that the mineral property interests have no future economic value. Capitalized property costs may also be written down if future cash flow, including potential sales proceeds and option payments, related to the property are estimated to be less than the carrying value of the property. The Company reviews the carrying value of its mineral properties periodically, and whenever events or changes in circumstances indicate the carrying value may not be recoverable, reductions in the carrying value of each property would be recorded to the extent that the carrying value of the investment exceeds the property's estimated fair value.

<u>Stock-based compensation</u>

The Company has adopted the fair value based method of accounting for stock option and compensatory warrant awards granted to directors, employees and consultants. Under this method, the fair value of compensatory warrants or agents stock options are calculated and recorded as share issue costs at the date of grant, with the offsetting credit to contributed surplus. Employee and consultant options are expensed over the period in which related services are rendered. If the stock options are exercised, the proceeds are credited to share capital.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options and compensatory warrants granted. This model is subject to various assumptions and estimates including the Company's future stock volatility, expected life of options granted, and the risk free interest rate. The Company believes its estimates are reasonable under the circumstances.

Flow-through share renunciations

Upon the renunciation of the tax benefits of exploration expenditures to flow-through shareholders, the Company reduces share capital and records a temporary future income tax liability for the amount of the tax deduction transferred to shareholders. In instances where the Company has available tax loss carry forwards or other deductible temporary differences, the benefits of which have not previously been recognized, those benefits will be re-instated and credited to income in the period of renunciation.

Comprehensive Income, Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530

Effective October 1, 2006, the Company adopted new handbook Section 1530, which introduces new standards for reporting and display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

Changes in Accounting Policies including Initial Adoption

No significant changes or initial adoption of accounting policies occurred in the period.

Outstanding Share Data

As at February 28, 2008, the Company had the following common shares, stock options and warrants outstanding:

Issued and Outstanding Common shares	25,940,079
Stock options	
Plan of Arrangement Distribution Options*	418,847
Options granted by the Company	2,046,000
Warrants	
Paragon Private Placement Warrants	3,874,607
Fully diluted shares outstanding	32,279,533

* Option obligations accepted by Paragon pursuant to the Plan of Arrangement.

Risk Factors

Companies operating in the mining industry face many and varied kinds of risk. While risk management cannot eliminate the impact of potential risks, the Company strives to manage such risks to the extent possible and practical. The following are the risk factors most applicable to the company:

Industry

Exploring and developing mineral resource projects bears a high potential for all manner of risks. The Company properties are in the exploration stage and are without a known body of commercial ore. Development of any of the Company's properties will only follow upon obtaining satisfactory exploration results, mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that Company's mineral exploration activities will result in the discovery of a body of commercial ore on any of its properties. Several years may pass between the discovery of a deposit and its exploitation. Most exploration projects do not result in the discovery of commercially mineable mineralized deposits

Financing

The Company is in the exploration stage and as such has no significant source of revenue. Its continued operations are dependent upon the ability of the company to obtain additional equity or partner financing. Obtaining further financing may be dependent upon market conditions and results of exploration. There is no assurance that the Company's exploration efforts will be successful or that market conditions will be favourable. The Company will require additional funding to maintain its mineral properties in good standing. The lack of additional financing could result in delay or indefinite postponement of further exploration and possible, partial or total loss of Paragon's interest in its mineral properties.

Title

There is no guarantee that title to properties in which Company has a material interest will not be challenged or impugned. The Company's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. In addition, certain of the mining claims in which the Company has an interest are not recorded in the name of the Company and cannot be recorded until certain steps are taken by other parties. Before a number of claims under option can be recorded in Company's name, the underlying title holder has to assign title to the Company once the Company satisfies its option agreement obligations. There are no assurances that the underlying title holder will assign title.

Operating Hazards and Risks

Mineral exploration involves many risks. The operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the conduct of exploration programs.

Environmental Factors

The Company currently conducts exploration activities in the Canadian Province of Newfoundland and Labrador. Such activities are subject to various laws, rules and regulations governing the protection of the environment. In Canada, extensive environmental legislation has been enacted by federal and provincial governments. Such legislation imposes rigorous standards on the mining industry to reduce or eliminate the effects of wastes generated by extraction and processing operations and subsequently deposited on the ground or emitted into the air or water. All phases of the Company's operations are subject to environmental regulation in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed properties and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. The cost of compliance with changes in governmental regulations has the potential to preclude entirely the economic development of a property.

The Company is able to conduct its exploration within the provisions of the applicable environmental legislation without undue constraint on its ability to carry on efficient operations. The estimated annual cost of environmental compliance for all properties held by the Company in the exploration stage is minimal and pertains primarily to carrying out diamond drilling, trenching or stripping. Environmental hazards may exist on the Companies properties, which hazards are unknown to the Company at present, which have been caused by previous or existing owners or operators of the properties.

Governmental Regulation

Exploration activities on the Company's properties are affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company's operations. Changes in such regulation could result in additional expenses and capital expenditures, availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot be predicted.

The Company is at the exploration stage on all of its properties. Exploration on the Company's properties requires responsible best exploration practices to comply with company policy, government regulations, maintenance of claims and tenure. The Company is required to be registered to do business and have a valid prospecting license (required to prospect or explore for minerals on Crown Mineral Land or to stake a claim) in any Canadian province in which it is carrying out work.

Mineral exploration primarily falls under provincial jurisdiction. However, the Company is also required to follow the regulations pertaining to the mineral exploration industry that fall under federal jurisdiction, such as the Fish and Wildlife Act.

If any of the Company's projects are advanced to the development stage, those operations will also be subject to various laws and regulations concerning development, production, taxes, labour standards, environmental protection, mine safety and other matters.

Qualified Persons

On the South Tally Pond and Lake Douglas Projects, work was carried out by Paragon employee's and supervised by Qualified Person David Copeland, M.Sc., P.Geo.

On the Golden Promise Project, work was carried out by David Mullen, Consulting Geologist to Paragon and supervised by Qualified Person David Copeland, M.Sc., P.Geo.

On the New World Project, work was carried out by Kim Cunnison, Consulting Geologist to Paragon and supervised by Qualified Person Steve House, B.Sc., P.Geo.

Forward Looking Statements

The Company's interim financial statements for the 3 months ended December 31, 2007 and this accompanying MD&A contain certain statements that may be deemed "forward-looking statements". All statements in this document, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "interprets" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration programs, joint venture partner participation, and liquidity. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and

exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

Exemption No: 82-35102

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, **MICHAEL J. VANDE GUCHTE,** ***CEO, of PARAGON MINERALS CORPORATION,*** certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together the interim filings) of ***PARAGON MINERALS CORPORATION*** (the issuer) for the interim period ending *December 31, 2007.*

2. *No misrepresentations:* Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: ***February 29, 2008***

"*Michael J. Vande Guchte*"
MICHAEL J. VANDE GUCHTE, CEO

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, **ROBERT G. LEWIS**, *CFO, of PARAGON MINERALS CORPORATION,* certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together the interim filings) of ***PARAGON MINERALS CORPORATION*** (the issuer) for the interim period ending ***December 31, 2007.***

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: ***February 29, 2008***

"*Robert G. Lewis*"
ROBERT G. LEWIS, CFO

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Exemption No: 82-35102

NEWS RELEASE

PARAGON MINERALS CORPORATION

TSX Venture Exchange Symbol: PGR PR08-04 February 21, 2008

Paragon Minerals and Sprott Resource Corp. begin drilling on the JBP-Appleton Linear Project

- *Drilling also underway at the South Tally Pond VMS project* -

Paragon Minerals Corporation ("Paragon", PGR.TSX-V) and partner Sprott Resource Corp. ("Sprott", SCP.TSX) are pleased to announce that they have commenced a **2,750-metre drill program** on the JBP Linear property and Appleton Linear property, collectively the "JBP-Appleton Linear Project". The contiguous properties are located approximately 15 kilometres northwest of Gander, NL, Canada.

On the JBP Linear property, Sprott will fund a drill program aimed at testing gold targets along a favorable IP geophysical trend that extends between the H-Pond and Pocket Pond gold prospects (located three kilometres apart) and along a parallel IP geophysical trend, the West Pocket Pond Linear, located 500 metres to the west. Significant drill intercepts from the H-Pond gold prospect include ***11.70 g/t gold over 3.40 metres (HP-04-03), 8.73 g/t gold over 2.10 metres (HP-04-04) and 9.79 g/t gold over 1.15 metres (HP-05-15).*** Prospecting along the West Pocket Pond Linear trend has returned ***quartz float grab samples of up to 252.0 g/t gold.*** The drill program is targeting the highest priority targets along these two trends.

On the Appleton Linear property, drilling will focus on testing the extension and down-plunge potential at four known gold prospects on the property. Historical drilling at these prospects intersected high-grade, gold-bearing quartz vein systems with significant gold intercepts of ***27.25 g/t gold over 1.1 metres, 18.62 g/t gold over 8.60 metres, 21.25 g/t gold over 2.70 metres and 16.3 g/t gold over 2.3 metres.*** The previous drilling tested the mineralization over relatively short strike lengths (up to 200 metres) and shallow depths (up to 50 metres). The mineralization remains open in all directions.

The JBP-Appleton Linear Project is being explored under the terms of an option agreement between Paragon and Sprott, whereby Sprott can earn a 55% interest in the project by spending $2.375 million over four years. The agreement also gives Sprott the right, subject to certain conditions, to increase its interest to 70% by completing a feasibility study and providing a positive production decision.

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange. The company is focused on gold and base metal exploration in Eastern Canada, specifically within the Province of Newfoundland and Labrador. Paragon is currently also carrying out a planned 10,000 metre drill program on its 100%-owned South Tally Pond Project, where it made a significant precious metal-rich massive sulphide discovery in 2007. Further details on the properties can be found on the Company website at www.paragonminerals.com

PARAGON MINERALS CORPORATION

"Michael J. Vande Guchte"

President & CEO

The JBP Appleton Linear project work is being carried out and supervised by Qualified Person Steve House, B.Sc., P.Geo. Historical results and information contained herein were obtained from reports filed with the Government of Newfoundland and Labrador.

Forward-looking statements - *This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding current and future exploration programs and joint venture partner participation. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.*

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706
Paragon Minerals Corporation Suite 1540–800 West Pender Street, Vancouver BC CANADA V6C 2V6

Exemption No: 82-35102

PARAGON
MINERALS CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the "Meeting") of **Paragon Minerals Corporation** (the "Company") will be held at the offices of the Company, Suite 1540 - 800 West Pender Street, Vancouver, British Columbia V6C 2V6, on **Monday**, the **31st** day of **March, 2008**, at the hour of **10:00 a.m.** (Vancouver Time), for the following purposes:

(a) to receive and consider the Financial Statements of the Company for the financial year ended **September 30, 2007**, together with the report of the auditors thereon;

(b) to appoint De Visser Gray LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix the auditors' remuneration;

(c) to elect directors of the Company for the ensuing year; and

(d) to transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting are the Management Proxy Circular and the form of Proxy. The Company's audited Financial Statements and Management's Discussion & Analysis for the financial period ended September 30, 2007 are available online at www.sedar.com.

Shareholders who are unable to attend the Meeting are requested to read the information on the reverse of the enclosed form of Proxy and then to complete, date, sign and deposit the form of Proxy in accordance with the instructions set out in the Proxy and in the Circular.

BY ORDER OF THE BOARD

(signed) "*Michael J. Vande Guchte*"
President & CEO

Vancouver, British Columbia
February 19, 2008

Exemption No: 82-35102

PARAGON MINERALS CORPORATION

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

000001
SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X

Security Class COMMON SHARES

Holder Account Number

C9999999999 IND

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Form of Proxy - Annual Meeting to be held on March 31, 2008

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the Management appointees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then the senior of those registered, (the name that stands first in the register) should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted or withheld from voting as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted to Computershare must be received by 10:00 am, Pacific Time, on March 28, 2008, or not less than 48 hours (excluding Saturday, Sunday and holidays) before the time for holding an adjourned meeting, or may be delivered to the chair of the meeting prior to the commencement of the meeting or an adjourned meeting.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER 013157 HOLDER ACCOUNT NUMBER C9999999999 ACCESS NUMBER 99999

SAM SAMPLE

C9999999999 [redacted]

IND C01

Appointment of Proxyholder

The undersigned shareholder ("Registered Shareholder") of Paragon Minerals Corporation (the "Corporation") hereby appoints: Michael J. Vande Guchte, President and CEO, or failing this person, Robert G. Lewis, CFO & Secretary, ("Management appointees")

OR

Print the name of the person you are appointing if this person is someone other than the Management appointees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Paragon Minerals Corporation to be held at Suite 1540-800 West Pender Street, Vancouver, B.C. V6C 2V6 on March 31, 2008 at 10:00 am (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold
01. Michael J. Vande Guchte	☐	☐
02. David W. Adamson	☐	☐
03. J. Garfield MacVeigh	☐	☐
04. Gordon Soneff	☐	☐

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2. Appointment of Auditors

	For	Withhold
Appointment of De Visser Gray LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you would like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

Exemption No: 82-35102

PARAGON
MINERALS CORPORATION

2008	President's Report to the Shareholders
ANNUAL	Notice of Annual Meeting of Shareholders
MEETING	Management Information Circular

Place:	Offices of Paragon Minerals Corporation Suite 1540 - 800 West Pender Street Vancouver, British Columbia Canada V6C 2V6
Time:	10:00 a.m. (Vancouver Time)
Date:	Monday, March 31, 2008

PARAGON
MINERALS CORPORATION

CORPORATE DATA

Head Office
Suite 1540 - 800 West Pender Street
Vancouver, British Columbia
Canada V6C 2V6

Directors & Officers
Michael J. Vande Guchte, President, CEO and Director
J. Garfield MacVeigh, Director
David W. Adamson, Director
Gordon J. Soneff, Director
Robert G. Lewis, CFO & Corporate Secretary

Registrar & Transfer Agent
Computershare Investor Services Inc.
3rd Floor, 510 Burrard Street
Vancouver, B.C. V6C 3B9

Solicitors
Davis LLP
Barristers & Solicitors
2800 – 666 Burrard Street
Vancouver, B.C. V6C 2Z7

Auditors
De Visser Gray LLP
Chartered Accountants
401 – 905 West Pender Street
Vancouver, B.C. V6C 1L6

Listing
TSX Venture Exchange- Tier 2
Symbol: PGR

PARAGON
MINERALS CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the "Meeting") of **Paragon Minerals Corporation** (the "Company") will be held at the offices of the Company, Suite 1540 - 800 West Pender Street, Vancouver, British Columbia V6C 2V6, on **Monday**, the **31st** day of **March, 2008**, at the hour of **10:00 a.m.** (Vancouver Time), for the following purposes:

(a) to receive and consider the Financial Statements of the Company for the financial year ended **September 30, 2007**, together with the report of the auditors thereon;

(b) to appoint De Visser Gray LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix the auditors' remuneration;

(c) to elect directors of the Company for the ensuing year; and

(d) to transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting are the Management Proxy Circular and the form of Proxy. The Company's audited Financial Statements and Management's Discussion & Analysis for the financial period ended September 30, 2007 are available online at www.sedar.com.

Shareholders who are unable to attend the Meeting are requested to read the information on the reverse of the enclosed form of Proxy and then to complete, date, sign and deposit the form of Proxy in accordance with the instructions set out in the Proxy and in the Circular.

BY ORDER OF THE BOARD

(signed) "*Michael J. Vande Guchte*"
President & CEO

Vancouver, British Columbia
February 19, 2008

PARAGON MINERALS CORPORATION
Suite 1540 - 800 West Pender Street
Vancouver, B.C. Canada V6C 2V6
Telephone: (604) 629-2353
Facsimile: (604) 629-2489
www.paragonminerals.com

MANAGEMENT INFORMATION CIRCULAR

containing information as at **February 19, 2008** unless otherwise noted

SOLICITATION OF PROXIES

Solicitation of Proxies by Management

This Management Information Circular ("Circular") is furnished in connection with the solicitation of proxies by the management of Paragon Minerals Corporation (the "Company") for use at the Annual Meeting of the shareholders of the Company to be held on Monday, March 31, 2008 (the "Meeting") at the time and place and for the purposes set forth in the accompanying Notice of Meeting and any adjournment thereof.

Cost and Manner of Solicitation

While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone, facsimile or electronically by the directors and regular employees of the Company or other proxy solicitation services. In accordance with National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer, arrangements have been made to forward proxy solicitation materials to the beneficial owners of Common shares of the Company. All costs of solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

Appointment of Proxy

A shareholder entitled to vote at the Meeting may, by means of a properly executed and deposited proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders of the Company to attend and act at the Meeting for the shareholder and on the shareholder's behalf.

The individuals named in the enclosed form of proxy are the President & CEO and the CFO & Corporate Secretary of the Company (the "**Management Designees**"). **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE NAMES OF THE MANAGEMENT DESIGNEES OR BY COMPLETING ANOTHER FORM OF PROXY.**

A proxy will not be valid unless the completed, dated and signed form of proxy is deposited with Computershare Investor Services Inc., not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, is delivered to the chair of the Meeting prior to the commencement of the Meeting or an adjourned meeting. **Proxies may be deposited with Computershare Investor Services Inc. using one of the following methods:**

BY MAIL:	Computershare Investor Services Inc. 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1
OR IF YOU HAVE A CONTROL NUMBER, A HOLDER ACCOUNT NUMBER AND AN ACCESS NUMBER ON THE FACE OF THE PROXY, YOU ARE ALTERNATIVELY ABLE TO VOTE:	
BY TELEPHONE:	1-866-732-8683, or
BY INTERNET:	www.investorvote.com

Revocation of Proxy

A shareholder who has given a proxy may revoke it by an instrument in writing duly executed by the shareholder or by the shareholder's attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, 2800 - 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the chair of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

In addition, a proxy may be revoked by a shareholder properly executing another form of proxy bearing a later date and depositing the same at the offices of **Computershare Investor Services Inc.** within the time period and in the manner set out under the heading "**Appointment of Proxy**" above or by the shareholder personally attending the Meeting, withdrawing his or her proxy and voting the shares.

Voting of Proxies and Exercise of Discretion by Proxyholders

Unless a ballot is called for or required by law, voting at the Meeting will be by way of show of hands. Common shares represented by a properly completed, executed and deposited proxy may be voted by the proxyholder on a show of hands, except where the proxyholder has conflicting instructions from more than one shareholder, in which case such proxyholder will not be entitled to vote on a show of hands. In addition, shares represented by proxies will be voted on any ballot. In either case, where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted or withheld from voting in accordance with the specification so made.

IF A CHOICE WITH RESPECT TO ANY MATTER IS NOT CLEARLY SPECIFIED IN THE PROXY, THE MANAGEMENT DESIGNEES WILL VOTE THE COMMON SHARES REPRESENTED BY THE PROXY FOR EACH SUCH MATTER.

The enclosed form of proxy when properly executed and deposited and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the Management Designees to vote in accordance with their best judgment on such matters or business. At the date of this Circular, management knows of no such amendment, variation or other matter which may be presented to the Meeting.

Advice to Beneficial Holders of Common Shares

Only registered holders of Common shares of the Company or the persons they validly appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common shares beneficially owned by a person (a "**Non-Registered Holder**") are registered either: (i) in the name of an intermediary (an "**Intermediary**") (including banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans) that the Non-Registered Holder deals with in respect of the shares, or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant.

Distribution to NOBOs

In accordance with the requirements of the Canadian Securities Administrators and National Instrument 54-101, Communication with beneficial owners of Securities of a Reporting Issuer ("**NI-54-101**"), the Company will have caused its agent to distribute copies of the Notice of Meeting and this Circular (collectively, the "**meeting materials**") as well as a Voting Instruction Form directly to those Non-Registered Holders who have provided instructions to an Intermediary that such Non-Registered Holder does not object to the Intermediary disclosing ownership information about the beneficial owner ("**Non-Objecting Beneficial Owner**" or "**NOBO**").

These meeting materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for Voting Instruction Form enclosed with mailings to NOBOs.

The meeting materials distributed by the Company's agent to NOBOs include a Voting Instruction Form. Please carefully review the instructions on the Voting Instruction Form for completion and deposit.

Distribution to OBOs

In addition, the Company will have caused its agent to deliver copies of the meeting materials to the clearing agencies and Intermediaries for onward distribution to those Non-Registered Shareholders who have provided instructions to an Intermediary that the beneficial owner objects to the Intermediary disclosing ownership information about the beneficial owner ("**Objecting Beneficial Owner**" or "**OBO**").

Intermediaries are required to forward the meeting materials to OBOs unless an OBO has waived his or her right to receive them. Intermediaries often use service companies such as Broadridge (formerly ADP) to forward the meeting materials to OBOs. Generally, those OBOs who have not waived the right to receive meeting materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the OBO, but which is otherwise uncompleted. This form of proxy need not be signed by the OBO. In this case, the OBO who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare Investor Services Inc. in the manner set out in the proxy, with respect to the Common shares beneficially owned by such OBO, in accordance with the instructions elsewhere in this Circular; **OR**

(b) more typically, be given a voting registration form which is not signed by the Intermediary and which, when properly completed and signed by the OBO and returned to the Intermediary or its service company, will constitute authority and instructions (often called a "**proxy authorization form**") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code or other information. In order for the form of proxy to validly constitute a proxy authorization form, the OBO must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit the OBO to direct the voting of the shares he or she beneficially owns.

Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the persons named in the form and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions, including those regarding when and where the proxy or proxy authorization form is to be delivered.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities

The Company's authorized share structure consists of an unlimited number of Common shares without par value. As at **February 19, 2008**, the Company has issued and outstanding **25,940,079** fully paid and non-assessable Common shares, each Common share carrying the right to one vote. **The Company has no other classes of voting securities.** The Common shares have attached thereto the following preferences, rights, conditions, restrictions, limitations, or prohibitions:

Voting

The holders of Common shares shall be entitled to receive notice of and to attend any meeting of the shareholders of the Company and shall, in respect of each Common Share held, be entitled to vote at any meeting of the shareholders of the Company and have one vote in respect of each Common share held by them.

Dividends

The holders of Common Shares shall be entitled to receive dividends and the Company shall pay dividends thereon, as and when declared by the Board of Directors of the Company out of moneys properly applicable to the payment of dividends, in such amount and in such form as the Board of Directors of the Company may from time to time determine and all dividends which the Board of Directors of the Company may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding.

Participation in Assets on Liquidation, Dissolution or Winding-Up

In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the Common Shares shall be entitled to share equally in the property and assets of the Company.

Record Date

The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed at the close of business on **February 19, 2008 ("Record Date")**.

Every shareholder of record at the Record Date who either personally attends the Meeting or who has submitted a properly executed and deposited form of proxy in the manner and subject to the provisions described above and which has not been revoked shall be entitled to vote or to have his or her shares voted at the Meeting or any adjournment thereof.

Principal Holders

To the knowledge of the directors and executive officers of the Company, as at **February 19, 2008**, the only person or company who beneficially owns, directly or indirectly, or exercises control or direction over Common shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company is:

Name	No. of Shares	Percentage
Altius Resources Inc.(1)	3,300,000	12.72%

Note:

1. Altius Resources Inc. is a wholly owned subsidiary of Altius Minerals Corporation, a public company whose shares are listed on the TSX.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Circular, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate or any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

STATEMENT OF EXECUTIVE COMPENSATION

Executive Officers of the Company

For the purposes of this Circular:

(a) "**CEO**" of the Company means each individual who served as Chief Executive Officer of the Company or acted in a similar capacity during the most recently completed financial year;

(b) "**CFO**" of the Company means each individual who served as Chief Financial Officer of the Company or acted in a similar capacity during the most recently completed financial year;

(c) "**executive officer**" of the Company means an individual who is the Chairman or Vice-Chairman of the Board, the President, a Vice-President in charge of a principal business unit, division or function including sales, finance or production, an officer of the Company or any of its subsidiaries who performed a policy-making function in respect of the Company, or any other individual who performed a policy-making function in respect of the Company; and

(d) "**Named Executive Officers**" means:

(i) each CEO;

(ii) each CFO;

(iii) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000;

(iv) any additional individuals who would have been included under paragraph (c) were it not for the fact that the individual was not serving as an officer at the end of the most recently completed financial year; and

(e) "**SARs**" or "**Stock Appreciation Right**" means any right granted by the Company as compensation for services rendered, to receive a payment of cash or issue or transfer securities based wholly or in part on changes in the trading price of publicly traded securities of the Corporation; and.

(f) "**LTIP**" or "**Long Term Incentive Plan**" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include options or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

Summary of Compensation

The following table sets forth all compensation paid for the period from incorporation on July 4, 2006 to **September 30, 2006** and for the financial year ended **September 30, 2007** in respect of the individuals who were as at September 30, 2007, the Chief Executive Officer and the Chief Financial Officer of the Company (the "**Named Executive Officers**"). There were no other persons serving as executive officers of the Company as at **September 30, 2007** whose total salary and bonus exceeded **$150,000.**

Summary Compensation Table

		Annual Compensation			Long Term Compensation			All Other Compensation
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
MICHAEL J. VANDE GUCHTE *President & CEO*	2007	82,500[2]	-	-	266,666	N/A	N/A	-
	2006[1]	-[3]	-	-	-	N/A	N/A	-
ROBERT G. LEWIS[4] *CFO & Corporate Secretary*	2007	20,000[4]	-	-	125,000	N/A	N/A	-
	2006	-[3]	-	-	-	N/A	N/A	-

Notes:

1. For the period from incorporation on July 4, 2006 to September 30, 2007.
2. During the financial year ended September 30, 2007, the Company was inactive until December, 2006 when the Plan of Arrangement with Rubicon Minerals Corporation ("**Rubicon**") was completed. Prior to the Plan of Arrangement, Michael J. Vande Guchte was a full-time employee of Rubicon and then from January to September, 2007 he was employed 75% by the Company and 25% by Rubicon. He commenced full time employment with the Company in January, 2008. See "**Termination of Employment, Change in Responsibilities and Employment Contracts**" below.
3. Michael J. Vande Guchte and Robert G. Lewis received no compensation from the Company during the financial period ended September 30, 2006, however during that period they received remuneration from Rubicon, for their services as employees of Rubicon, which services included work for the Company. No specific portion of the compensation paid to them by Rubicon was allocated for their services to the Company.
4. Robert G. Lewis receives no direct compensation from the Company. During the financial year ended September 30, 2007, the Company was invoiced by Rubicon, for reimbursement for the services of Mr. Lewis. See "**Termination of Employment, Change in Responsibilities and Employment Contracts**" below.

Long Term Incentive Plan Awards

The Company does not have a long term incentive plan for the Named Executive Officers.

Grant of Stock Options

The following table sets forth particulars of stock options granted by the Company to the Named Executive Officers during the financial year ended September 30, 2007.

Option/SAR Grants During the Financial Year Ended September 30, 2007

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
MICHAEL J. VANDE GUCHTE	250,000	16.12%	$0.70	$0.70	March 1, 2012
President & CEO	16,666[(1)]	0.76%	$0.38	$0.85[(1)]	September 1, 2010
ROBERT G. LEWIS	100,000	6.45%	$0.70	$0.70	March 1, 2012
CFO & Corporate Secretary	25,000[(1)]	1.15%	$0.42	$0.85[(1)]	September 12, 2010

Note:

(1) These options were granted as a result of a Plan of Arrangement with Rubicon, effective December 8, 2006, in proportion to their then outstanding option holdings in Rubicon on the basis of one Paragon option for every 6 Rubicon options then held. The predecessor Rubicon options were granted at an exercise price equal to the then market value of Rubicon shares. The market value indicated is the Paragon closing share price on the TSX Venture Exchange, on the first day of trading, December 15, 2006.

Stock options are granted by the Board of Directors pursuant to the Company's Stock Option Plan. Under the terms of the Stock Option Plan, any options will terminate 90 days after the optionee ceases to be a director, senior officer, employee or consultant of the Company or a subsidiary (except for persons providing investor relations services which terminate 30 days after cessation), except by reason of the death of the optionee, in which case the optionee's personal representative may exercise the options by the earlier of one year following the date of death or the expiry date of the stock option. See "**Stock Option Plan**" below.

Aggregated Options/SAR Exercises During the Fiscal Year Ended September 30, 2007 and Fiscal Year End Option/SAR Values

The following table sets out incentive stock options exercised by the Name Executive Officers, during the most recently completed fiscal year as well as the fiscal year end value of stock options held by the Named Executive Officers. The Company has not issued any SARs during the fiscal year:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End Exercisable/Unexercisable (#)	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) Exercisable/Unexercisable
MICHAEL J. VANDE GUCHTE *President & CEO*	Nil	Nil	136,904[(1)] (Exercisable) 129,762[(1)] (Unexercisable)	Nil[(2)] Nil[(2)]
ROBERT G. LEWIS *CFO & Corporate Secretary*	Nil	Nil	67,857[(3)] (Exercisable) 57,143[(3)] (Unexercisable)	Nil[(2)] Nil[(2)]

Notes:

(1) Particulars of stock options outstanding as at September 30, 2007 granted to Michael J. Vande Guchte:
(a) 16,666 Common shares at $0.38 per share exercisable until September 1, 2010;
(b) 250,000 Common shares at $0.70 per share exercisable until March 1, 2012;

(2) Based on the closing price of $0.305 for the shares of the Company on the TSX Venture Exchange on September 28, 2007, in the aggregate the stock options were not-in-the-money.

(3) Particulars of stock options outstanding as at September 30, 2007 granted to Robert G. Lewis, the CFO and Secretary of the Company:
(a) 25,000 Common shares at $0.42 per share exercisable until September 12, 2010;
(b) 100,000 Common shares at $0.70 per share exercisable until March 1, 2012.

Pension Arrangements

The Company does not have any pension arrangements in place for the Named Executive Officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

By an employment agreement (the "**Employment Agreement**") dated February 1, 2007 between the Company and Michael J. Vande Guchte, the Company employed Mr. Vande Guchte as President & CEO of the Company for an annual salary of $140,000. During the financial year ended September 30, 2007, the Company was inactive until December, 2006 when the Plan of Arrangement with Rubicon Minerals Corporation ("**Rubicon**") was completed. Prior the completion of the Plan of Arrangement, Mr. Vande Guchte was a full-time employee of Rubicon and then from January to September, 2007 he was employed 75% by the Company and 25% by Rubicon. He commenced full-time employment with the Company in January, 2008. During the financial year ended September, 2007, Mr. Vande Guchte was paid a total of $82,500, based on payment of 50% of his salary in December, 2006, and then 75% of his salary from January to September, 2007.

The Employment Agreement provides that in the event of a significant change in the affairs of the Company such as a takeover bid, change of control of the Board, the sale of all or substantially all of the assets of the Company, the sale, exchange or other disposition of a majority of the outstanding common shares of the Company, the termination of the Company's business, the merger or amalgamation or other corporate restructuring of the Company in a transaction or series of transactions in which the Company's shareholders receive less than 51% of the outstanding common shares of the new or continuing corporation ("**Significant Change**"), then at the option of Mr. Vande Guchte exercisable at any time within 6 months after the date of the Significant Change, Mr. Vande Guchte may elect to continue to be employed by the Company or give notice of termination in which event, the Company shall pay to Mr. Vande Guchte an amount equal to the annual salary then in effect.

Robert G. Lewis, the CFO and Secretary of the Company, receives no direct annual compensation from the Company. During the financial year ended September 30, 2007, the Company was invoiced $20,000 by Rubicon, for reimbursement on a 50% basis, for the services of Mr. Lewis from December 2006 to March 2007. In addition, during the period April 2007 to September 2007, Rubicon invoiced the Company $69,600 for reimbursement of office staff costs, including accounting and CFO duties, but no specific portion of this amount paid by Rubicon was allocated to the specific services of Robert G. Lewis as it included other accounting staff of Rubicon.

The criteria used to determine the amount payable to the Named Executive Officers of the Company was based on industry standards and the Company's financial circumstances and was accepted by the Board of Directors based on recommendations of the Compensation Committee.

Except as set out above, the Company has no plan or arrangement with the Named Executive Officers to compensate them in the event of:

(a) the resignation, retirement or any other termination of the Named Executive Officers' employment with the Company;

(b) a change of control of the Company; or

(c) a change in the Named Executive Officers' responsibilities following a change of control,

where, in respect of the Named Executive Officers, the value of such compensation exceeds $100,000

Compensation of Directors

None of the directors of the Company other than the Named Executive Officers ("**Other Directors**") have received, during the financial year ended **September 30, 2007**, compensation pursuant to:

(a) any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments;

(b) any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors; or

(c) any arrangement for the compensation of directors for services as consultants or experts, except J. Garfield MacVeigh, a director who received $14,865 for his services as VP Exploration for the financial year end September 30, 2007.

The following table sets forth particulars of stock options granted by the Company to the Other Directors during the financial year ended **September 30, 2007:**

Name of Director	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiry Date
DAVID W. ADAMSON	41,666(1)	-	$0.67	$0.85(1)	January 6, 2010
	125,000	8.06%	$0.70	$0.70	March 1, 2012
J. GARFIELD MACVEIGH	41,666(1)	-	$0.67	$0.85(1)	January 6, 2010
	125,000	8.06%	$0.70	$0.70	March 1, 2012
GORDON J. SONEFF	125,000	8.06%	0.70	$0.70	March 1, 2012

Note:

(1) These options were granted as a result of a Plan of Arrangement with Rubicon, effective December 8, 2006, in proportion to their then outstanding option holdings in Rubicon on the basis of one Paragon option for every 6 Rubicon options then held. The predecessor Rubicon options were granted at an exercise price equal to the then market value of Rubicon shares. The market value indicated is the Paragon closing share price on the TSX Venture Exchange, on the first day of trading, December 15, 2006.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of the Company's compensation plans under which equity securities of the Company are authorized for issuance at the financial period ended **September 30, 2007**:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	**1,943,013**	**$0.67**	**1,831,470**
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	**1,943,013**	**$0.67**	**1,831,470**

The Company's Stock Option Plan was adopted by the Board of Directors on July 20, 2006. See "**Stock Option Plan**" below for a summary of the material terms of the Company's Plan. The Company has no other form of compensation plan under which equity securities of the Company are authorized for issuance to employees or non-employees in exchange for consideration in the form of goods or services.

STOCK OPTION PLAN

Purpose of the Plan

The purpose of the Plan is to provide an incentive to the Company's directors, senior officers, employees and consultants and to management company employees to continue their involvement with the Company, to increase their efforts on the Company's behalf and to attract qualified new personnel. The Company decided to implement the Plan to provide additional incentive for any persons who become new directors, officers or employees as a result of the acquisition of a new business opportunity.

General Description/Exchange Policies

The Plan is administered by the Compensation Committee (the "**Committee**") appointed by the Board of Directors. A copy of the Plan is available online at www.sedar.com.

The following is a brief description of the principal terms of the Plan, which description is qualified in its entirety by the terms of the Plan:

1. The maximum number of Common shares of the Company that may be reserved for issuance of stock options granted under the Plan shall not exceed 20% of the issued capital of the Company as at the date of the listing of the Company's shares on the Exchange, determined to be 4,014,581 shares.

2. The exercise price of the stock options shall not be less than the minimum price permitted by the policies of the Exchange. The current policies of the Exchange provide that the exercise price for stock options must not be less than the greater of $0.10 and the last closing price of the Company's shares before the date of grant, less a maximum discount of 25% where the closing price was up to $0.50, 20% where the closing price was $0.51 to $2.00 and 15% where the closing price was above $2.00, subject to adjustment in the event of a recent share consolidation or announcement of material information.

3. The granting of stock options under the Plan is restricted as follows:

   (a) the aggregate number of Common shares that may be reserved for issuance for a stock option to any one individual in a 12 month period may not exceed 5% of the issued common shares of the Company at the time of grant of the stock option;

   (b) the number of options granted to a consultant in a 12 month period must not exceed 2% of the issued common shares of the Company at the time of grant of the stock option; and

   (c) the aggregate number of options granted to employees involved in investor relations activities must not exceed 2% of the issued common shares of the Company in any 12 month period, at the time of grant of the stock option. Options issued to consultants performing investor relations activities must vest in stages over 12 months with no more than ¼ of the options vesting in any three month period.

4. The term for exercise of stock options for listed companies designated as Tier 2 issuers on the Exchange is a maximum of five years from the date of grant provided that in the event of the optionee's death, the exercise period shall not exceed the lesser of one year from the date of the optionee's death and the expiry date of the stock option. Stock options may only be exercised until the earlier of the expiry date and a period of not more than 90 days after the optionee ceases to be a qualified optionee, except in the case of persons providing investor relations activities to the Company where it is limited to the earlier of the expiry date and a period of not more than 30 days after such optionee ceases to be a qualified optionee.

5. All options shall be non-assignable and non-transferable except as between an optionee and a wholly owned personal corporation, with the consent of the Exchange.

6. A "**disinterested shareholder vote**" is required to approve the decrease in the exercise price of stock options previously granted to insiders prior to the exercise of such repriced stock options, or to approve the grant to insiders, within 12 month period, of a number of options exceeding 10% of the issued Common shares of the Company.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND OFFICERS

During the financial year ended **September 30, 2007**, no director, executive officer, officer, proposed management nominee for election as a director of the Company nor any of their respective associates or affiliates, is, or has been at any time since the beginning of a last completed financial year, indebted to the Company or any subsidiary, nor has any such person been indebted to any other entity where such indebtedness is a subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Circular, "**informed person**" means:

(a) a director or executive officer of the Company;

(b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company, other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d) the Company if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

Other than as set out in this Circular and in Schedule J of the Management Information Circular of Rubicon Minerals Corporation dated July 7, 2006 in relation to a plan of arrangement (available online at www.sedar.com), no informed person, no proposed director of the Company and no associate or affiliate of any such informed person or proposed director, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

No management functions of the Company are performed by persons other than the directors or Executive Officers of the Company.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

As at the date of this Circular, the Company has in force a Directors' and Officers' Liability Insurance policy in the amount of $5,000,000 for the benefit of the Company and its directors and officers. The amount of the premium paid by the Company for the policy now in effect was $17,000. No portion of this premium was paid by the directors and officers of the Company. The policy provides for a deductible of $25,000 for any loss in connection with claims against a director or officer relating to violations of Canadian securities laws, a deductible of $25,000 for any loss in connection with claims resulting from wrongful employment practices and a deductible of $25,000 for other claims against directors and officers of the Company.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS

Multilateral Instrument 52-110, Audit Committees, of the Canadian Securities Administrators ("**MI 52-110**") requires the Company, as a venture issuer, to disclose annually in its information circular certain information concerning the constitution of its audit committee and its relationship with its independent auditors, as set forth below.

The Company's Audit Committee is governed by an Audit Committee Charter, a copy of which is available online at www.sedar.com attached as Schedule A to the Company's Management Information Circular dated February 20, 2007.

The Company's audit committee is presently comprised of three directors, Gordon J. Soneff (Chair), David W. Adamson and Michael J. Vande Guchte. As defined in MI 52-110, two are "independent". Each Audit Committee member possesses education or experience that is relevant to the performance of their responsibilities as Audit Committee members of the Company as follows:

(a) **David W. Adamson** is President and Chief Executive Officer of Rubicon Minerals Corporation, a junior exploration mining company whose shares are listed on the Toronto Stock Exchange. He has extensive experience in marketing and raising capital including a significant number of years of experience in market capitalization in gold and base metal exploration in Canada, USA and Europe.

(b) **Gordon J. Soneff** has an MBA from University of Australia and an economics degree from the University of Calgary. He is a private investor and previously spent 8 years with Ford Credit Canada Ltd. in finance and accounting.

(c) **Michael J. Vande Guchte** is President and Chief Executive Officer of the Company. He has 16 years experience in the exploration industry, thirteen years as a project manager and geologist giving him a clear understanding of exploration expenditures.

Since the commencement of the Company's most recently completed financial period, the Company's Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Since incorporation on July 4, 2006, the Company has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditors, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditors in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

With respect to the engagement of the external auditor for non-audit services, the audit committee has delegated the authority to pre-approve such non-audit services to David J. Adamson and Gordon J. Soneff, both independent directors of the Company. The audit committee has approved the external auditors providing non-audit services in relation to addressing technical or new accounting pronouncements, discussing and assisting management with issues related to normal, day to day income taxation issues, not including material tax planning, and assisting with minor computer related matters, such as hardware issues and software functionality.

In the following table, "**audit fees**" are fees billed by the Company's external auditors for services provided in auditing the Company's annual financial statements for the subject year. "**Audit-related fees**" are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. "**Tax fees**" are fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning. "**All other fees**" are fees billed by the auditors for products and services not included in the foregoing categories.

The fees paid by the Company to its auditors in each of the last two fiscal years, by category, are as follows:

Financial Period Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2007	$15,000	Nil	N/A	Nil
2006 (1)	$7,500	Nil	N/A	N/A

Note:

(1) The Company was incorporated on July 4, 2006 and its first financial period ended on September 30, 2006.

The Company is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the Company, as a Venture Issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101- Disclosure of Corporate Governance Practices (**"NI 58-101"**) requires issuers to disclose their governance practices in accordance with that instrument. The Company is a "venture issuer" within the meaning of NI 58-101. A discussion of the Company's governance practices within the context of NI 58-101 is set out below.

Corporate Governance Disclosure Requirement	Our Corporate Governance Practices
1. Board of Directors (a) Disclose the identity of directors who are independent.	(a) The Company has two independent directors, David W. Adamson and Gordon J. Soneff.
(b) Disclose the identity of directors who are not independent, and describe the basis of that determination.	(b) The Company has two directors who are not independent because they are management of the Company, namely: Michael J. Vande Guchte, President & CEO and J. Garfield MacVeigh, Chief Geologist.
2. Directorships If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	The following directors are presently also directors of other reporting issuers as listed: • Michael J. Vande Guchte: Nil • David W. Adamson: Rubicon Minerals Corporation (TSX; AMEX) Africo Resources Ltd. (TSX) and Constantine Metal Resources Ltd. (TSXV) • J. Garfield MacVeigh: Constantine Metal Resources Ltd. (TSXV) • Gordon J. Soneff: Nil

Corporate Governance Disclosure Requirement	Our Corporate Governance Practices
3. Orientation and Continuing Education Describe what steps, if any, the board takes to orient new directors and describe any measures the board takes to provide continuing education for directors.	The CEO and/or the CFO are responsible for providing an orientation for new directors. Director orientation and on-going training will include presentations by senior management to familiarize directors with the Company's strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its principal officers and its internal and independent auditors.
4. Ethical Business Conduct Disclose what steps, if any, the board takes to encourage and promote a culture of ethical business conduct.	The Company does not have a written code of ethical business conduct for its directors, officers and employees. Each director, officer and employee is expected to comply with relevant corporate and securities laws and, where applicable, the terms of their employment agreements as well as with the Company's *Corporate Disclosure Policy*, *Insider Trading Policy* and *Whistle Blower Policy*.
5. Nomination of Directors Disclose what steps, if any are taken to identify new candidates for board nomination, including: (a) who identifies new candidates, and (b) the process of identifying new candidates.	(a) When a board vacancy occurs or is contemplated, any director may make recommendations to the board as to qualified individuals for nomination to the board. (b) In identifying new candidates, the directors will take into account the mix of director characteristics and diverse experiences, perspectives and skills appropriate for the Company at that time.
6. Compensation Describe what steps, if any, are taken to determine compensation for the Company's directors and CEO including: (a) who determines the compensation, and (b) the process of determining compensation.	(a) The Company's Compensation Committee reviews the compensation of the directors and executive officers. The Compensation Committee also administers the Company's Stock Option Plan. (b) The Compensation Committee reviews and makes recommendations to the Board regarding the granting of stock options to

Corporate Governance Disclosure Requirement	Our Corporate Governance Practices
	directors and executive officers of the Company as well as compensation for executive officers and directors' fees, if any, from time to time. Executive officers and directors may be compensated through stock options for their expert advice and contribution towards the success of the Company. The form and amount of such compensation will be guided by the following goals: (i) compensation should be commensurate with the time spent by executive officers and directors in meeting their obligations and reflective of the compensation paid by companies similar in size and business to the Company; and (ii) the structure of the compensation should be simple, transparent and easy for shareholders to understand. Shareholders will be given the opportunity to vote on all new or substantially revised equity compensation plans for directors as required by regulatory policies.
7. **Other Board Committees** If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The board has no other standing committees.
8. **Assessments** Disclose what steps, if any, that the Board takes to satisfy itself that the Board, its committees, and its individual directors are performing effectively.	Assessments are not regularly conducted for the Board, committees, or individual directors. The assessment of the performance of the Board is determined by the Board and the Chairman of the Board based on the expertise, contributions and participation of individual directors in meetings of the Board and its committees.

PARTICULARS OF MATTERS TO BE ACTED UPON

RECEIPT OF FINANCIAL STATEMENTS

The Financial Statements of the Company for the financial period ended **September 30, 2007**, and the auditors' report thereon, will be presented at the Meeting. Copies are available online at www.sedar.com.

APPOINTMENT OF AUDITORS

The shareholders of the Company will be asked to vote for the re-appointment of De Visser Gray LLP, Chartered Accountants, as auditors of the Company for the ensuing year. **Unless such authority is withheld, the Management Designees, if named as proxy, intend to vote the Common shares represented by any such proxy in favour of a resolution re-appointing De Visser Gray LLP, Chartered Accountants, as auditors for the**

Company for the ensuing year, to hold office until the close of the next annual meeting of shareholders or until the firm of De Visser Gray LLP, Chartered Accountants is removed from office or resigns. The shareholders will also be asked to approve and adopt an ordinary resolution authorizing the Board of Directors of the Company to fix the compensation of the auditors for the ensuing year. De Visser Gray LLP, Chartered Accountants, have been the auditors of the Company since July 5, 2006.

ELECTION OF DIRECTORS

The Board of Directors presently consists of four directors and it is intended to elect four directors for the ensuing year.

The term of office of each of the present four directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees and unless such authority is withheld, the Management Designees intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Bylaws of the Company, or with the provisions of the *Business Corporations Act* (Canada). No class of shareholders of the Company has the right to elect a specified number of directors or to cumulate their votes for directors.

The Board of Directors has not appointed an Executive Committee. The members of the Company's Audit Committee as at the date hereof are Gordon J. Soneff (Chair), David W. Adamson and Michael J. Vande Guchte. The members of the Company's Compensation Committee as at the date hereof are Gordon J. Soneff and David W. Adamson.

The following table sets out the names of the nominees for election as directors, the province and country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupation, business or employment, the period of time for which each has been a director of the Company, and the number of Common shares of the Company beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at **February 19, 2008**:

Name, Present Office and Province and Country of Residence(1)	Present Principal Occupation, Business or Employment(1)	Date First Appointed as a Director	No. of Common Shares Beneficially Held or Controlled(1)(2)(3)
MICHAEL J. VANDE GUCHTE *Director, President & CEO* *British Columbia, Canada*	Professional Geoscientist; President & CEO of the Company	July 5, 2006	52,600
J. GARFIELD MACVEIGH *Director* *British Columbia, Canada*	Exploration Geologist; Chief Geologist of the Company; President, CEO & Director of Constantine Metal Resources Ltd. (TSXV)	July 5, 2006	266,348(4)
DAVID W. ADAMSON *Director* *British Columbia, Canada*	Exploration Geologist; President, CEO and Director of Rubicon Minerals Corporation (TSX; AMEX), Director, Constantine Metal Resources Ltd. (TSXV)	July 5, 2006	180,550(5)
GORDON J. SONEFF *Director, Alberta, Canada*	Investor; Self-employed	July 5, 2006	Nil

Notes:

(1) The information as to residence, present principal occupation, business or employment, and the number of Common shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2) None of the nominees and their associates or affiliates beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares.

(3) In addition, as at February 19, 2008, the nominees hold the following stock options to purchase Common shares of the Company:

Option Holder	Number of Shares	Exercise Price	Expiry Date
Michael J. Vande Guchte	16,666	$0.38	September 1, 2010
	250,000	$0.70	March 1, 2012
J. Garfield MacVeigh	41,666	$0.67	January 6, 2010
	125,000	$0.70	March 1, 2012
David W. Adamson	41,666	$0.67	January 6, 2010
	125,000	$0.70	March 1, 2012
Gordon J. Soneff	125,000	$0.70	March 1, 2012

In addition, as at February 19, 2008, the following nominee holds warrants to purchase Common shares of the Company:

Warrant Holder	Number of Shares	Exercise Price	Expiry Date
Michael J. Vande Guchte	33,000	$1.00	December 8, 2008

(4) Certain of these shares are held in the name of 523645 B.C. Ltd., a personal holding company of J. Garfield MacVeigh.

(5) Certain of these shares are held in the names of 761585 B.C. Ltd. or 523576 B.C. Ltd., personal holding companies of David W. Adamson.

Cease Trade Orders or Bankruptcies

To the best knowledge of the management of the Company, no proposed director of the Company

(a) is, as at the date of the Circular, or has been, within 10 years before the date of the Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that,

   (i) was subject to an order that was issued while the proposed director was acting in the capacity as director chief executive officer or chief financial officer; or;

   (ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b) is, as at the date of the Circular, or has been within 10 years before the date of the Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c) has, within the 10 years before the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director

OTHER BUSINESS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Circular to vote the same in accordance with their best judgment of such matters.

GENERAL

Unless otherwise directed, it is the intention of the Management Designees to vote proxies in favour of the resolutions set forth herein. All ordinary resolutions require, for the passing of the same, a simple majority of the votes cast at the Meeting by the holders of Common shares.

ADDITIONAL INFORMATION

Additional information concerning the Company is available online at www.sedar.com. Financial information concerning the Company is provided in the Company's Financial Statements and Management's Discussion and Analysis for the financial period ended **September 30, 2007**.

Shareholders wishing to obtain a copy of the Company's Financial Statements and Management's Discussion and Analysis may contact the Company as follows:

Paragon Minerals Corporation
Suite 1540 - 800 West Pender Street
Vancouver, British Columbia
Canada V6C 2V6
Telephone: (604) 629-2353
Facsimile: (604) 629-2489
Website: www.paragonminerals.com

DIRECTORS' APPROVAL

The contents and sending of this Circular have been approved by the Directors of the Company.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) "*Michael J. Vande Guchte*"
President & CEO

Vancouver, British Columbia
February 19, 2008

END